As filed with the Securities and Exchange Commission on January 18, 2006
Registration Statement No. 333-123148

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE
AMENDMENT No. 1 to
FORM S-3 ON FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MEDWAVE, INC.
(Exact name of Registrant as Specified in Its Charter)
Delaware

(State or Other Jurisdiction of Incorporation or Organization)
41-1493458

(I.R.S. Employer Identification Number)
435 Newbury Street
Danvers, Massachusetts 01923

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Timothy J. O’Malley
President
Medwave, Inc.
435 Newbury Street, Suite 206
Danvers, Massachusetts 01923
(978) 762-8999

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)
With copies to
Raymond C. Zemlin, P.C.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000
     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     This Registration Statement also relates to the rights to purchase shares of Common Stock of the Registrant which are attached to all shares of Common Stock issued, pursuant to the terms of the Registrant’s Shareholder Rights Agreement dated as of September 29, 2003. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates for the Common Stock and will be transferred with and only with such Common Stock.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE
     This Post Effective Amendment No. 1 to Form S-3 on Form S-1 is being filed to convert Medwave’s registration statement on Form S-3 (Registration No. 333-123148) into a registration statement on Form S-1.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
Subject to Completion, dated January 18, 2006
Prospectus
MEDWAVE, INC.
1,300,000 Shares of Common Stock

     This prospectus relates to the resale, from time to time, of up to 1,300,000 shares of our common stock, $0.01 par value, of Medwave, Inc., that may be offered and sold from time to time by persons who are stockholders of Medwave, Inc., or by pledgees, donees, transferees, or other successors in interest that receive such shares as a gift, distribution, or other non-sale related transfer. The selling stockholders may offer and sell from time to time up to 1,300,000 shares of common stock. The selling stockholders may offer their shares from time to time through or to brokers or dealers in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Plan of Distribution” beginning on page 40 of this prospectus.
     The registration of the shares covered by this prospectus does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. The timing and amount of any sale are within the sole discretion of the selling stockholders. The shares of common stock offered hereby may be sold by the selling stockholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq SmallCap Market. For more information on the times and manner in which the selling stockholders may sell our common stock, please see the section entitled “Plan of Distribution.”
     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “MDWV.” On January 17, 2006, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $2.68 per share. Our principal executive offices are located at 435 Newbury Street, Suite 206, Danvers, Massachusetts, 01923 and our telephone number is (978) 762-8999.
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                          , 2006.

PROSPECTUS SUMMARY
     This summary only highlights the more detailed information appearing elsewhere in this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus before deciding whether to invest in our common stock. Unless the context otherwise requires, or unless otherwise specified, all references in this prospectus to “we,” “us,” “our,” similar pronouns, “the Company” and “Medwave” refer to Medwave, Inc., a Delaware corporation.
About Medwave, Inc
     Medwave, Inc. was formed as a Minnesota corporation in 1984, and was re-incorporated as a Delaware corporation in May 2003. We currently employ twenty-six full-time employees and four part-time employees.
     Since our inception, we have been engaged in the development and marketing of devices for monitoring and devices for measuring blood pressure. Utilizing our proprietary technology, we developed the Vasotrac® APM205A system which monitors blood pressure, providing new readings approximately every fifteen heartbeats. In February 1995, we received clearance from the US Food and Drug Administration, or the FDA, to market the Vasotrac system. We have also developed a hand-held blood pressure monitor, the Vasotrax®. This hand-held monitor is based on the technology used in the Vasotrac system. We are currently phasing-out sales of the Vasotrax and will begin to market and sell a new device, PrimoTM. Primo will not enter commercial distribution until such time as the FDA 510(k) review is complete. In addition, pursuant to an agreement with Nihon Kohden of Japan, we have developed an OEM module of our Vasotrac continual non-invasive blood pressure monitor. The module is designed to be integrated into Nihon Kohden’s, as well as other companies’ larger, more comprehensive systems.
     Our success is dependent upon the successful development and marketing of the Vasotrac system, the Vasotrac module, and the Primo hand-held monitor as well as related technology. However, there can be no assurance that our products or related technology will be successfully marketed or sold in sufficient quantities and at margins necessary to achieve and/or maintain profitability.
Risk Factors
     The following factors, among others, as well as factors discussed under the heading “Risk Factors” and in our other filings with the Securities and Exchange Commission, or the SEC, have affected and, in the future, may affect our actual results: resistance to the acceptance of new medical products; the market acceptance of the Vasotrac system and the Primo hand-held unit or our other products; hospital budgeting cycles; the possibility of adverse or negative commentary from clinical researchers or other users of our products; our success in creating effective distribution channels for our products; our ability to scale up our manufacturing process; and delays in product development or enhancement or regulatory approval.
About This Prospectus
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), that was declared effective by the SEC on March 24, 2005 and is further amended by this registration statement on Form S-1 with respect to the securities offered under this prospectus. This prospectus relates to an aggregate amount of up to 1,300,000 shares of our common stock that may be offered for sale by the selling stockholders. We are registering the shares of common stock covered by this prospectus to fulfill our contractual obligations under a securities purchase agreement with the selling stockholders. We have agreed to bear the expenses of the registration of the shares of common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any shares of common stock offered under this prospectus. The selling stockholders may sell these shares of common stock directly to purchasers or they may sell these shares of common stock to purchasers through agents or dealers pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of his, her or its common stock and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these shares of common stock does not necessarily mean that the selling stockholders will actually sell these shares of common stock. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 42 of this prospectus.
Principal Office
     Our principal offices are located at 435 Newbury Street, Suite 206, Danvers, Massachusetts 01923, and our telephone number is (978) 762-8999.

RISK FACTORS
     Before you decide whether to purchase any of our securities, in addition to the other information in this prospectus, you should carefully consider each of the risks set forth below. These risks also cause our actual results to differ materially from those contained in or predicted by our forward-looking statements. The risks described below are not the only ones we face. Additional risks that are not yet identified or that we think are immaterial may also materially harm our business. If any of the events or circumstances described in the following risk factors actually occurs, our business, operating results and financial condition could be materially adversely affected. In that case, the value of our common stock could decline substantially.
Our success is dependent on market acceptance.
     Our success depends on market acceptance of the Vasotrac system, the OEM modules thereof, and/or the Primo hand-held monitor as well as new products we plan on introducing in the next twelve months. Such acceptance depends primarily on gaining customer (end-user) and institutional (hospitals, outpatient centers, ambulance companies, nursing homes and physician offices) acceptance of these products. We believe that testing of the Vasotrac system and related core technology has yielded favorable results compared to other non-invasive blood pressure monitors. However, improper placement of the pressure sensor or improper use of the system may cause the readings produced by the technology to be questionable. As a result, another key component of our marketing strategy has been to focus on training and education of clinicians in the correct use of the products. Also, given differences in individual bone physiology, body weight and physical condition, the Vasotrac system, the OEM modules thereof, and the Primo hand-held monitor may not provide adequate readings or be usable on all patients. For example, if a patient’s peripheral blood flow to his or her arms has been compromised, these products may not function as specified. Other contraindications for these products may result from patients on cardiopulmonary bypass and patients with any condition in which rendering a pulsating pressure signal from the radial artery is not possible. To date, we believe we have not detected significant patient complications caused by any of our products. However, as with any relatively new product, complications may occur as the technology is used on a greater number of patients with different characteristics and under various conditions. The presence of any significant complications would necessitate additional research and evaluation to determine the impact of such complications. Finally, we must overcome the resistance of the medical community to the introduction of new techniques or technology. We believe that this resistance may be exacerbated due to the fact that the blood pressure cuff has been in use for more than 100 years, and virtually all medical professionals are trained using cuff technology. Therefore, there can be no assurance that the products will gain market acceptance. If these products do not gain market acceptance, our future would be jeopardized.
We must maintain and develop strategic relationships with third parties to increase market penetration of our product lines.
     We distribute our products to domestic hospitals with our direct sales organization and in some cases with regional dealers or sales agents, and to targeted international markets, primarily through distributors. Many aspects of our relationships with third parties, and the success with which third parties promote distribution of our products, are beyond our control. We have been successful in maintaining our existing strategic relationships and in identifying and entering into future development and distribution agreements with third parties; however, this has not yet resulted in additional market penetration.
Our international sales expose us to unique risks.
     In fiscal year 2005, international sales of our stand-alone products accounted for approximately 4% of our revenue. All transactions performed in the international markets are based on our receipt of all the money prior to any material amount of product being shipped. The exception to this is with established business partners.
     We rely on distributors to assist us with our international operations. In addition, we are exposed to risks from international sales, which include unexpected changes in regulatory requirements, tariffs and other barriers and restrictions and reduced protection for intellectual property rights. Moreover, fluctuations in the rates of exchange may increase the price in local currencies of our products in foreign markets and may price us out of special foreign markets.

We may not have adequate intellectual property protection.
     Although we believe that we have effective patent protection, our patents and proprietary technology may not be able to prevent competition by others. In addition, in the future our products may be found to infringe upon the rights of others. Any claims resulting in intellectual property litigation, whether defensive or offensive, could drain our resources and, if decided against us, materially adversely affect our business.
     There can be no assurance that any pending U.S. or any foreign patents will be granted or, if obtained, that they, or those already granted to us, will sufficiently protect our proprietary rights. Although patents have been granted to us, and even if the patents for which we apply are granted, they do not confer on us the right to manufacture and market products if such products infringe on patents held by others. While we have reviewed prior art in connection with our patent applications, we have not undertaken or conducted any comprehensive patent infringement searches or studies. If any third parties hold any such conflicting rights, we may be required in the future to stop making, using or selling our products or to obtain licenses from, or pay royalties to, others, which could entail significant expense and have a material adverse effect upon us. Further, in such event, there can be no assurance that we would be able to obtain or maintain any licenses on acceptable terms, if at all. Throughout the development process for all of our products, we have been associated with various companies, institutions and individuals. Although we have no knowledge that any such companies, institutions or individuals have claimed, or have any basis for claiming, interests in our proprietary rights, there can be no assurance that such claims will not be threatened, asserted or perfected. Such claims, even if we ultimately prevail on the merits, could have a material, adverse effect upon us.
     In addition to patent protection, we rely, to the extent possible, on trade secrets, confidentiality agreements, un-patented proprietary know-how, and our continuing development of new products.
We rely on a single technology platform.
     We believe that significant and expanding markets exist for the Vasotrac system, the Primo spot blood pressure monitor, the OEM modules, and for additional products incorporating our proprietary technology. Currently we utilize one technology platform in the Vasotrac system, the OEM modules, and the Primo. The technology platform is our sensor technology and software algorithms. Reliance on a single technology platform creates substantial risks for us. If, for example, the products are not successfully marketed, if they fail to meet customer needs, or if they are not accepted in the marketplace, we would be materially and adversely affected, our primary business focus would require re-evaluation, and our ability to continue operations would be jeopardized. We have not undertaken any comprehensive patent infringement searches or studies. If the products or technology were found to infringe on the patent rights of others or if third parties successfully asserted rights to these products, we would be materially adversely affected.
     We also intend to develop additional products based on our core technology. The technology employed in the Vasotrac system may be useful in developing additional products for other markets.
We must continue to evaluate the design of our products.
     While our initial product development and clinical testing program for the Vasotrac system, Primo, and OEM modules are complete, extensive use and evaluation of the design is necessary in order to assess whether the products, as currently configured, will broadly meet customer needs or be accepted as a viable alternative in the marketplace. We have performed wide-ranging customer focus groups and customer feedback sessions regarding our Primo platform in the past. We will continue to test the products, as well as future products, to enhance their market acceptance. If the configuration of the technology must be modified, there can be no assurance such modifications will be acceptable to customers or be technically feasible. Even if feasible, such modifications could result in significant delays and significant expenses. If such modifications require regulatory approval, additional significant delays could result. We could be materially and adversely affected by any of these developments.
     We have entered into three agreements to incorporate the Vasotrac system technology into an OEM module, and we are hopeful that we will enter into additional agreements of this type. Although sale of the Vasotrac system as an OEM module is intended to complement sales of the system as a stand-alone product, it is possible that configuration as an OEM module will be the principal or customer preferred way of purchasing and using this product. It is also likely that OEM modules will require regulatory approval, which may result in additional delays. Any regulatory application must be submitted by any of the third party companies that use the OEM module. We could be materially and adversely affected by any of these developments.

Our products may require servicing and we may be subject to product liability claims.
     Our goal is to produce highly reliable products and future products that do not require excessive subsequent servicing. There can be no assurance, however, that we will be successful in achieving such goal. There also can be no assurance that additional problems will not occur, that additional servicing requirements will not be necessary or that any additional problems or servicing requirements, individually or in the aggregate, will not be significant, difficult to correct, time-consuming or prohibitively expensive. Further, the need for any such additional servicing may not be readily apparent to clinicians using the products. We believe that actual or perceived excessive servicing requirements for products could materially and adversely affect market acceptance of the system and could raise product liability concerns. See “Risk Factors — We may be subject to product liability claims that exceed insurance coverage.” Although we plan to continue testing our products to determine the extent of their servicing requirements, there can be no assurance that we can precisely identify the exact scope of such servicing requirements.
We have limited manufacturing experience and capability.
     We currently have little manufacturing experience or capability, other than a limited ability to produce relatively small quantities of the Vasotrac system, the Vasotrax hand-held monitor, and the beginning of the Primo spot blood pressure monitor. We have developed, arranged for, or invested in some production tooling, but have not arranged for any significant third-party manufacturing capacity or agreements. There can be no assurance that we will be able to scale-up manufacturing of the products for commercial production at quantities required to meet cost targets and profitability goals. If our manufacturing costs are higher than anticipated or if a lower-priced competitive product becomes available, we may not be able to produce and sell the products. In addition, there can be no assurance that subcontractors, on whom we will rely for functions we will not perform internally, will produce sufficient products at required quality and cost levels. We will be materially adversely affected if we are unable to scale-up manufacturing successfully or effectuate manufacturing arrangements on acceptable terms.
We currently have limited or single sources of supply.
     We currently purchase from outside vendors, on a purchase order basis, quantities of virtually all components and subassemblies for the products. Should production rates increase, the supply of components and subassemblies will become more critical. Should a key vendor be unwilling or unable to supply any components or subassemblies required by us in a timely manner, we may be materially adversely affected.
We face substantial competition.
     We currently know of two other continual non-invasive blood pressure monitoring devices on the market. However, one of those devices uses a cuff to calibrate the blood pressure readings and we therefore do not consider the device to be directly competitive. The other device uses a wrist sensor mechanism; however, this device has only been marketed to the operating room environment with patients who are sedated. We face substantial competition from numerous companies that manufacture and market noninvasive and invasive instruments for blood pressure measurement and monitoring. Several companies competing in the traditional cuff and catheter blood pressure monitoring market have significantly greater resources as well as established technologies and product reputations in the blood pressure monitoring field. Our ability to compete successfully in this market will depend on our ability to develop and market a technologically superior blood pressure monitoring or measurement system that provides cost-benefit, patient benefit, and improved staff effectiveness. All new products, such as Primo have been designed to meet these goals. We believe that the features of Primo and other new products will provide economic benefit, staff efficiency improvements, and improved patient comfort.
     We may be subject to price competition from other sensor manufacturers whose products are also compatible with our monitors. To mitigate this, we developed proprietary sensor technology that provides and promotes the exclusive use of our proprietary sensors with our equipment. There can be no assurance, however, that such measures will preclude replacement sensor competition in the future.
     The current widespread acceptance of non-invasive cuff technology and of the arterial line, and the lack of widespread acceptance of non-invasive technologies like ours, is an important competitive disadvantage that we must overcome in order to gain general market acceptance. In addition, the current technology involving cuffs and arterial lines has established cooperative relationships with large medical equipment companies and buying groups that we must also overcome in order to successfully compete. If we are not successful at overcoming such competition, our primary business focus would likely require re-evaluation with our ability to continue operations being jeopardized. We have, however, entered into national group purchasing agreements with Novation, Amerinet, Mayo Foundation, Tenet Healthcare, Sisters of Charity of Leavenworth, and have become a Kaiser Permanente template company. These agreements offer a competitive edge by generating exposure to more than 3,000 hospitals throughout the United States. In addition, we have entered into supply agreements with other companies, who will incorporate our technology into their larger systems based products.
Our technology may become obsolete.
     The medical device industry is subject to rapid technological innovation and, consequently, the life cycles of products tend to be relatively short. We are engaged in a field characterized by extensive research efforts. There can be no assurance that new developments or discoveries in the field will not render our products and/or technology obsolete. The greater resources of many of the companies currently engaged in research of blood pressure management may permit such companies to create, or respond more rapidly than us to, technological innovations or advances.
Third-party payers may not approve payment for use of our products, and we may be affected by changes in health care laws.
     Our success in the United States may be related to the number of third party payers, such as Medicare, private insurance companies, health maintenance organizations, and other payers, that approve payment or reimbursement for the use of our products and the amount of any such payments or reimbursements. If, for example, hospitals are not able to recover the cost of these products through reimbursement, they may be reluctant to purchase these products, with the result that our sales may be adversely affected. The health care industry and associated regulatory environment are dynamic and rapidly changing, particularly with respect to proposals to reform Medicare and to control health care costs. This environment makes it impossible to predict the effects, including costs or impediments to development, that adoption of and changes in health care laws, rules and regulations may have on us and on our operations. Such developments could, however, materially and adversely affect our ability to market our products.
We depend on management.
     Our success currently depends on the services of Timothy J. O’Malley, our President and Chief Executive Officer and Principal Financial Officer. The loss of Mr. O’Malley may hurt our business if we are unable to identify other individuals to provide us with similar services. We do not maintain “key person” insurance on any of our employees.
We may not be able to manage growth.
     If successful, we will experience a period of growth that could place a significant strain upon our managerial, financial and operational resources. Our infrastructure, procedures and controls may not be adequate to support our operations and to achieve the rapid execution necessary to successfully market our products. Our future operating results will also depend on our ability to expand our direct sales force and our internal sales, marketing and support staff. If we are unable to manage future expansion effectively, our business, results of operations and financial condition will suffer, our management will be less effective, and our revenues and product development efforts may decrease.
We may not continue to receive necessary FDA clearances or approvals.
     Our products and activities are subject to extensive, ongoing regulation by the Food and Drug Administration and other governmental authorities. Delays in receipt of, or failure to obtain or maintain, regulatory clearances and approvals, or any failure to comply with regulatory requirements, could delay or prevent our ability to market our product line.
We may not receive approvals by foreign regulators that are necessary for international sales.
     Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary from country to country. If we, or our international distributors, fail to obtain or maintain required pre-market approvals or fail to comply with foreign regulations, foreign regulatory authorities may require us to file revised governmental notifications, cease commercial sales of our products in the applicable countries or otherwise cure the problem. Such enforcement action by regulatory authorities may be costly.
We may be subject to product liability claims that exceed insurance coverage.
     We have obtained product liability insurance, including excess umbrella coverage, in the aggregate amount of $7,000,000 covering our products. However, there can be no assurance that we will be able to maintain such insurance in amounts and with coverage that will adequately cover associated risks or that such insurance will be available in the future at premiums that can be economically justified. Lack of such insurance could expose us to substantial damages, which could have a material adverse effect upon us.

We have a history of losses and may experience continued losses.
     We have experienced losses every year since our incorporation. These losses have resulted because expenditures in the course of researching, developing and enhancing our technology and products and establishing our sales and marketing organization have exceeded our revenues. We expect that our operating expenses will increase proportionately in relationship to an increase in sales and marketing activities, and expansion of our operations. It is possible that we will never achieve or sustain the revenue levels required for profitability.
We may need additional capital, which may be unavailable.
     The commercialization of our product line and the development and commercialization of any additional products may require greater expenditures than expected in our current business plan. Our capital requirements will depend on numerous factors, including:
•	our rate of sales growth—fast growth may actually increase our need for additional capital to hire additional staff, purchase additional component inventories, finance the increase in accounts receivable and supply additional support services;

•	our progress in marketing-related clinical evaluations and product development programs, all of which will require additional capital;

•	our receipt of, and the time required to obtain, regulatory clearances and approvals—the longer regulatory approval takes, the more working capital we will need to support our regulatory and development efforts in advance of sales;

•	the level of resources that we devote to the development, manufacture and marketing of our products—any decision we make to improve, expand or simply change our process, products or technology will require increased funds;

•	our facilities requirements—as we grow, we may need additional manufacturing, warehousing and administration facilities and the costs of the facilities would be incurred long before any increased revenue from growth would occur;

•	market acceptance and demand for our products—although growth may increase our capital needs, the lack of growth and continued losses would also increase our need for capital; and

•	financing strategies—our attempt to accelerate the otherwise lengthy purchasing processes of hospitals by offering programs as an alternative to outright purchasing and by providing purchasers with extended payment terms, single-use sensor programs and financing options will require additional capital.
     We may be unable to predict accurately the timing and amount of our capital requirements. We may be required to raise additional funds through public or private financing, bank loans, collaborative relationships or other arrangements earlier than expected. It is possible that banks, venture capitalists and other investors may perceive our capital structure, our history of losses or the need to achieve widespread acceptance of our technology as too great a risk to bear. As a result, additional funding may not be available on attractive terms, or at all. If we cannot obtain additional capital when needed, we may be forced to agree to unattractive financing terms, to change our method of operation or to curtail our operations.
Common stock which is available for immediate resale may depress our market price.
     We have filed registration statements with the Securities and Exchange Commission covering the potential resale by some of our shareholders of up to 6,575,793 shares of common stock. The existence of a substantial number of shares of common stock subject to immediate resale could depress the market price for our common stock and impair our ability to raise needed capital.
A low stock price or failure to maintain a minimum of $2.5 million of stockholders’ equity could result in our being de-listed from the Nasdaq Market and subject us to regulations that could reduce our ability to raise funds.
     If our stock price were to drop below $1.00 per share and remain below $1.00 per share for an extended period of time, or if we fail to maintain stockholders’ equity of at least $2.5 million (and do not meet alternative tests of either having $35 million in market capitalization or $500,000 in annual net income), or if we fail to maintain other Nasdaq continued listing criteria, Nasdaq may de-list our common stock from the Nasdaq Market. In such an event, our shares could only be traded on over-the-counter bulletin board systems. This method of trading could significantly impair our ability to raise new capital.
     In the event that our common stock was de-listed from the Nasdaq Market due to low stock price, we may become subject to special rules, called penny stock rules that impose additional sales practice requirements on broker-dealers who sell our common stock. The rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the market for penny stocks. The broker-dealer also must disclose the commissions payable both to the broker-dealer and the registered representative and current quotations for the securities, and monthly statements must be sent disclosing recent price information.
     In the event that our common stock becomes characterized as a penny stock, our market liquidity could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell our common stock and thus the ability of purchasers in this offering to sell their common stock favorably in the secondary market.
Our common stock is subject to price volatility.
     The market price of our common stock has been and is likely to continue to be highly volatile. Our stock price could be subject to wide fluctuations in response to various factors beyond our control, including:
•	quarterly variations in operating results;

•	announcements of technological innovations, new products or pricing by our competitors;

•	changes in, or failure to meet, financial estimates of securities analysts;

•	the rate of adoption by physicians of Medwave’s technology in targeted markets;

•	the timing of patent and regulatory approvals;

•	the timing and extent of technological advancements;

•	results of clinical studies;

•	the sales of our common stock by affiliates or other shareholders with large holdings; and

•	general market conditions.
     Our future operating results may fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a significant decline in the market price of our common stock. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market prices of the stock of many medical device companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may directly and adversely influence the market price of our common stock.
We do not intend to pay dividends in the foreseeable future.
     We have never declared or paid a cash dividend on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.
Provisions in our shareholder rights agreement and state law may make it harder for others to obtain control of Medwave even though some stockholders might consider such a development to be favorable.
     We have implemented a so-called poison pill by adopting our shareholders rights agreement. This poison pill significantly increases the costs that would be incurred by an unwanted third-party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock. The existence of this poison pill could delay, deter or prevent a takeover of Medwave. Applicable Delaware General Corporation Law also imposes various procedural and other requirements that could delay or make a merger, tender offer or proxy contest involving us more difficult.
     All of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, which could preclude our stockholders from recognizing a premium over the prevailing market price of our stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in the prospectus constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Particularly, our expectations regarding future operational liquidity, contractual obligations and other commercial commitments and capital requirements are forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the potential disruption in the transportation industry on our supply chain and product distribution channels and those other risks discussed in the section entitled “Risk Factors” beginning on page 2 of this prospectus. In evaluating forward-looking statements, you should consider these risks, together with the other risks described from time to time in our reports and documents filed with the SEC.

BUSINESS
General
     Medwave, Inc., or the Company, was organized under Minnesota law in 1984. In May 2003, our shareholders voted to re-incorporate the Company under the laws of the State of Delaware via a merger between the Minnesota corporation and the Delaware corporation. We are engaged exclusively in the development, manufacture and sale of non-invasive, blood pressure measurement and monitoring systems and of related technologies.
     Setting the standard in a medical sector that has seen little change since the late 1800’s when blood pressure cuffs were introduced, Medwave’s technology stands poised to transform the industry. Blood pressure and changes in blood pressure are critical indicators of the health and performance of the body’s cardiovascular system. Blood pressure varies with age and by gender, such that young adults tend to have lower blood pressures than older adults, and men tend to have higher blood pressures than women of the same age. All hospital patients require measurement of their blood pressure and many surgical or critically ill patients require frequent or continual monitoring of their blood pressure. Continual monitoring of blood pressure is important for patients in operating rooms, surgical recovery rooms, intensive care units, emergency departments and other critical care sites because of the acuteness of these patients’ conditions and rapidity with which their conditions can change. Trend information obtained from successive blood pressure measurements plays an important role in the diagnosis, prognosis, and treatment of diseases. Blood pressure is one vital sign that is measured in every clinical location of the healthcare spectrum, including a patient’s own home environment. Approximately 114 million people visit U.S. emergency departments each year with each visitor requiring a blood pressure reading at least once. It has recently been reported that approximately sixty-five million people in the United States are considered hypertensive (with high blood pressure), which represents a 30% increase in the last decade.
Products
     Vasotrac® — Utilizing our proprietary technology, we developed the Vasotrac® APM205A system which monitors blood pressure, pulse rate, and arterial waveform providing new readings as frequently as every fifteen (15) heartbeats. We believe that the continual blood pressure readings and non-invasive qualities of the Vasotrac system make it one of the more advanced approaches to blood pressure monitoring. In February 1995, we received initial clearance from the US Food and Drug Administration to market the Vasotrac system. The Vasotrac system is a single parameter device (blood pressure measurement) capable of being sold into markets which are looking for additional advanced integration capabilities. Therefore over the past few years we have placed focus and effort on our sales force selling into prestigious medical centers, and as a company entering into clinical studies to prove that our Vasotrac, which includes our core technology, could perform better than conventional blood pressure products. We have been successful at selling our technology to major medical centers, and in several situations, selling our technology as a viable solution for the difficult to monitor patient, such as pediatric and obese patients. Therefore, the Vasotrac and the core technology associated with the Vasotrac are becoming well known in the market as the blood pressure monitoring device which can perform on difficult patients and in difficult to monitor environments.
     Vasotrax® and Primo TM — We have also developed a hand-held blood pressure monitor, the Vasotrax®. This hand-held monitor is based on the core technology used in the Vasotrac system. As a result of poor market acceptance for the Vasotrax®, and user and market feedback, we began developing a next generation handheld device. A great deal of the feedback and input related to the fact that the Vasotrax® was a completely manual device. The request from users was to develop an automated device. The Primo TM spot blood pressure monitoring system is the result. We featured the Primo to the nursing community in May 2005, in conjunction with the National Teaching Institute’s Annual Meeting. Once the Primo was shown at the NTI Meeting, we conducted extensive customer focus group and feedback sessions. These sessions were intended to ensure that we have captured a design which would have broad market appeal. We also hired an industrial design firm to work with our in-house engineering team to create a product which reflected its performance. We believe that the Primo is a product which will address a collective professional market of approximately $600 million per year. In addition, we believe that the design will allow us to use the Primo platform to launch into the consumer market in the future. We expect to discontinue marketing the Vasotrax Handheld Monitor by the end of February 2006, and focus all of our efforts on the Primo product at that time. Medwave recently announced that a 510(k) application has been submitted to the United States Food and Drug Administration (FDA) for its new Primo™ Non-Invasive Blood Pressure Monitoring System. Medwave, Inc. does not intend to introduce the Primo™ into commercial distribution until such time that the 510(k) review is complete.
     OEM module and Legato TM — In connection with our supplier agreement with Nihon Kohden of Japan, we have developed the MJ23 OEM module from our Vasotrac continual non-invasive blood pressure monitoring core technology. The MJ23 module was designed to be integrated into Nihon Kohden’s larger, more comprehensive systems. During 2005, we expanded our offerings to include an OEM developer’s kit – Legato TM . The Legato is a product which allows medical device companies the ability to test our technology by loading Medwave software onto a computer and testing the functionality and performance of our core technology without the requirement of any custom engineering work. Recently, we mailed a Legato brochure to over 50 medical device companies, introducing them to Legato. As a follow up activity, our Business Development department is surveying each of these companies to gauge interest in Legato, begin cross company initiatives, and negotiate agreements. Our OEM solutions address the integrated non-invasive blood pressure module market, which is estimated to be approximately $250 million per year. We believe that as we continue to sign supplier agreements with leaders in the patient monitoring, defibrillator and other medical device markets, more companies will express interest in our technology. We will then be able to present joint integrated solutions and ultimately sign additional supplier agreements. Medwave is the only company to offer a sensor based OEM solution in the industry, therefore providing Medwave significant competitive advantages over cuff based companies in the OEM arena.
     We believe that the efficacious and non-invasive qualities of our Vasotrac system, Primo spot blood pressure monitor and Legato OEM kit make them a new, superior approach to blood pressure monitoring. The products are designed to assist clinicians in the therapeutic management of their patients by providing frequently updated blood pressure readings in an easily obtained and comfortable manner.
     Medwave’s technology monitors blood pressure using as a key component, the pressure sensor, placed on the wrist over the radial artery, which is a main artery in the lower arm. The Vasotrac system, the Primo and the Legato OEM developer’s kit utilize our proprietary algorithms and sensors. The sensor applies pressure to the artery as the pressure waveforms are measured. Next, our proprietary algorithms analyze the pressure waveforms to calculate the systolic, diastolic, mean pressure readings, and pulse rate as frequently as every fifteen heartbeats. The Vasotrac system displays continual systolic, diastolic, and mean blood pressure readings in millimeters of mercury (mmHg), as well as heart rate in beats per minute, and an arterial waveform, which has comparable fidelity to an invasive arterial catheter’s waveform. The Primo spot blood pressure monitor, displays systolic and diastolic blood pressure readings as well as pulse rate. These values are displayed after the Primo is placed on the wrist and the start key is depressed, within approximately 15 seconds.
     In the summer of 2001, we introduced the NIA V-Line interface product, which allows the clinician to plug the Vasotrac directly into the pressure channel of the clinician’s existing, more comprehensive monitoring system, allowing for a true “Plug and Play” and capture of data into the clinician’s central system. The development and product introduction of the NIA V-Line was our response to the ongoing request from our customers that they desired additional clinical features in our products, such as pulse oximetry (oxygen content of the blood) and thermometry. We have also been told by the market that there is a desire to have our technology become a module of other companies’ products. Our technology has been a topic in numerous clinical studies in cardiology and emergency departments that wanted to evaluate the Vasotrac as a solution. The results of 14 completed clinical studies have been presented very positively, and we believe that clinical acceptance of our technology is imminent. Due to this and the fact that we have entered into negotiations with other companies regarding integration of our technology into their larger platforms, as well as the fact that we have become involved in several customer situations where our technology is becoming the choice to replace blood pressure cuffs, we have been developing additional products that incorporate and utilize our Vasotrac and NIA V-Line core technology.
     Fusion TM — Fusion will become our vital signs monitor platform. We are attempting to begin and complete our initial clinical validation studies during the first half of 2006 and are hopeful we can introduce and market Fusion during 2006. Fusion will offer numerous technological advantages to the vital signs market and give Medwave a complete product offering from point of care with Primo, vital signs with Fusion and OEM solutions with Legato. The Fusion does not comply with the United States FDA pre-market notification regulations. Medwave, Inc. does not intend to introduce the Fusion into commercial distribution at this time. The Fusion is an investigational device only. However, we have begun the Institutional Review Board process and are hopeful to begin and complete clinical testing/validation process during 2006. At that time, we will prepare and submit our FDA 510(k) application.
     We believe these products will allow us to expand our reach into numerous additional market segments. We currently expect these products to be introduced during 2006. All of our products contain our core technology, our sensor, and our algorithms. We also believe that these products will address the needs discussed above regarding further integration of parameters. When these solutions are introduced to the market, Medwave will not only have the ability to sell point-of-care solutions with Primo addressing a $600 million per year market and OEM integrated solutions with Legato addressing a $250 million per year market, but with the Vasotrac and the extension of the product line, Medwave will be addressing a $200 million per year vital signs market. We also believe that with these products, our technology will continue to be recognized as the technology leader while continually setting new clinical standards. We also believe that we will be able to competitively price our products, creating disruption in the market.

Clinical Studies
     We continue to conduct clinical studies for four purposes: (i) to aid the product development process, (ii) to obtain data for submission to the regulatory agencies, (iii) to help us prepare marketing and sales information to promote greater awareness of Medwave’s products, and (iv) to gain a peer-to-peer recommendation for our technology. We have used two standards of comparison, the automated cuff and the arterial line (A-line). When we designed our clinical study strategy in 2000, we wanted to focus our efforts on clinical segments and environments where conventional blood pressure measurement techniques did not work well. We felt that due to the deep entrenchment of the blood pressure cuff, we had to exploit the areas where it had a difficult time performing. The three distinct areas where our focus was placed were:
1) Obese Patient Population
2) Pediatric Patient Population
3) Emergency Medicine
     Although we have studies in other areas, these were clearly the main areas of focus for the company, in an effort to prove that if our technology works well with these patient types, then it would certainly work easily in less challenging patient environments. Invasive arterial catheters are believed to provide more accurate blood pressure measurements than automated cuffs. If a physician is concerned about a patient’s hemodynamic status or blood pressure, they may elect to insert an invasive arterial catheter into the patient. If the need exists to obtain more data, an invasive arterial catheter may be inserted, as an invasive catheter updates once every heartbeat. If there is concern over blood pressure stability, then an invasive arterial catheter may be inserted, as an invasive catheter has the ability of monitoring over a wide range of patient types and conditions. The invasive catheter is therefore considered a “Gold Standard” in monitoring of a patient’s blood pressure. In contrast to automated cuffs, the invasive arterial catheter studies allow for data synchronization. By inserting an invasive arterial catheter in the radial artery on one wrist and by placing Medwave’s technology sensor on the radial artery of the other wrist, data has been simultaneously recorded on a heart beat-by-beat basis. Our clinical studies were conducted at teaching hospitals under Institutional Review Board controls and protocols. Generally, such review boards represent their respective hospital and include physicians that can make appropriate judgments regarding the safety of the study. The boards periodically review protocols for medical devices and maintain meeting minutes, which are subject to audit by the FDA.
     We expect to continue conducting or supervising on-going clinical studies of our technology on individuals with different characteristics and under various conditions until such time when our products receive general market acceptance. We cannot currently estimate the number of individuals to be tested or the amount of time and expense that will be required to perform and analyze these additional clinical studies in order to achieve general market acceptance for the system. However, based on the results from several of the studies which have already been completed, or that are underway, we believe the performance of the blood pressure cuff is suspect in numerous clinical settings and on a variety of patient types. Conversely, the performance of our technology in these same environments and/or patient types could prove to be more consistent and clinically useful. Therefore, we will continue to promote our strategy of supporting clinical studies, which are targeted towards our plans of becoming the technology of choice for non-invasive blood pressure monitoring.
     In March 2001, we completed clinical testing of the Vasotrac system in pediatric applications. We used this clinical information to file a 510(k) to the U.S. Food and Drug Administration (FDA) requesting clearance to allow for the use of the Vasotrac system on pediatric patients. In June 2001, we received 510(k) clearance from the FDA for use of the Vasotrac system in pediatric applications. Additional studies have been completed with pediatric patients, in an effort to prove our technology’s application benefits in specific challenging patient types, or environments. One study from Arkansas Children’s Hospital in Little Rock, Arkansas, which was performed in the pediatric intensive care unit, compared the performance of the Vasotrac with the invasive arterial catheter. Continual blood pressure monitoring is often required in a pediatric intensive care unit. In the past, the only way to obtain this level of data collection and comparison was to insert an invasive catheter into the patient. The Vasotrac technology performs favorably in comparison to the invasive methods in regards to accuracy and frequency of updates. This study was accepted for publication and printed in the Journal of Clinical Monitoring and Computing in March 2005. In addition, two studies from Children’s Hospital of Boston have since been completed and published. The first study titled “Comparison of the Vasotrac with Invasive Arterial Blood Pressure Monitoring in Children Following Pediatric Cardiac Surgery” was published in Anesthesia & Analgesia in May 2005. The second study titled “A Comparison of Radial Artery Blood Pressure Determination Between the Vasotrac Device and Invasive Arterial Blood Pressure Monitoring in Adolescents Undergoing Scoliosis Surgery”, which was performed in the operating room environment at Children’s Hospital of Boston, was published in Anesthesia & Analgesia in October 2005. In all of these studies, Medwave’s technology compared very favorably to invasive arterial catheters, and in all situations, the researchers stated that

Medwave’s technology correlated closely with invasive arterial catheters and could be a reliable replacement for blood pressure cuffs in pediatric patients.
     Following is a summary of the clinical studies completed during fiscal year 2005 using the Vasotrac sensor-based non-invasive blood pressure system:
A. Published Studies

Principle
Date	Title	Journal/Meeting	Edition/Pages	Invesigator/Institution
October 2004	Self-Reported Sensitivity to Continuous Noninvasive Blood Pressure Monitoring via the Radial Artery	Journal of Psychosomatic Research	Pages 119-121	Bruce H. Friedman, Virginia Polytechnic Institute and State University, Blacksburg, VA

October 2004	Use of a Radial Artery Compression Device for Non-Invasive, Near-Continuous Blood Pressure Monitoring in the Emergency Department	The American Journal of Emergency Medicine	Volume 22, No.6	Dr. Stephen Thomas, Mass. General Hospital/Harvard Medical School; Boston MedFlight, Boston MA

January/March 2005	Near-Continuous, Noninvasive Blood Pressure Monitoring in the Out-of-Hospital Setting	Pre-hospital Emergency Care Journal	Volume 9/Number 1	Dr. Stephen Thomas, Mass. General Hospital/Harvard Medical School; Boston MedFlight, Boston MA

March 2005	Validation of a Noninvasive Blood Pressure Monitoring Device in Normotensive and Hypertensive Pediatric Intensive Care Patients	Journal of Clinical Monitoring and Computing	Volume 18, Issue 4	Dr. Mark J. Heulitt, University of Arkansas for Medical Sciences, Little Rock, AR

May 2005	Comparison of the Vasotrac with Invasive Arterial Blood Pressure Monitoring in Children Following Pediatric Cardiac Surgery	Anesthesia & Analgesia	Vol. 100 No. 5	Dr. Peter C. Laussen, Children’s Hospital Boston, Boston, MA

October 2005	Comparison of Radial Artery Blood Pressure Determination between the Vasotrac Device and Invasive Arterial Blood Pressure Monitoring in Adolescents Undergoing Scoliosis Surgery	Anesthesia & Analgesia	Vol. 101 No. 4	Dr. Peter C. Laussen, Children’s Hospital Boston, Boston, MA

B. Abstracts and Poster Presentations

Principle
Date	Title	Journal/Meeting	Edition/Pages	Invesigator/Institution
October 2004/December 2004	Intraoperative Blood Pressure Measurement on the Wrist is More Accurate than on the Upper Arm in Morbidly Obese Patients	American Society of Anesthesiologists, Post Graduate Assembly of Anesthesiologists	Abstract and/or Poster Presentation	Dr. Helmut Hager, Washington University, St. Louis, MO
C. Published Textbooks

Title	Editor	Publisher	Date
Morbid Obesity: Peri-operative Management	Dr. Adrian Alvarez	Cambridge University Press	2004
     We are developing new products for the future and have been working with clinical partners to test the functionality and validate our technology in various clinical settings. Most recently, we completed a clinical validation project with our Primo spot blood pressure monitor at Massachusetts General Hospital (MGH) in Boston. The purpose of the clinical validation study was to compare the accuracy of the Primo to an invasive arterial catheter. This was completed in one of the intensive care units at MGH. The results were favorable, and therefore, we have submitted a Pre-Market Review 510(k) to the United States Food and Drug Administration.
Business and Product Development
     During fiscal years 2004 and 2005, research and development expense was $505,100 and $1,170,300 respectively. The 2005 amount represents a 132% increase over the previous year and reflects Medwave’s commitment to new innovative product development. Consulting, engineering industrial design, legal expenses related to new patent filings, and employee compensation were the growth categories, and we expect to continue investment into the future generation of products and accessories.
     Our proprietary technology, which uses Medwave’s sensor and algorithm technology, detects and analyzes pulse pressure waveforms from contraction of the heart. The transducer, which is placed on the patient’s wrist, measures arterial waveforms and calculates blood pressure from these measurements. We have applied for U.S. patents covering various aspects of Medwave’s blood pressure technology. As of November 2005, twenty-five U.S. patents relating to Medwave’s blood pressure technology have been granted, and eight U.S. patent applications are pending. We have also been granted nine foreign patents within the European Patent Office, India, and Japan, with an additional seven pending patent applications within the European Patent Office, China, Hong Kong, and Japan.
OEM:
     Recently, we have re-positioned a senior sales force leader to manage and establish growth within Medwave’s OEM business working with existing partners and cultivating new partnerships. In addition, this business development professional will work to expand our distribution channels by searching out key partners in geographic and market segments which we believe will produce growth in revenue. We have been placing additional emphasis on our OEM efforts and have developed the Legato Developers Kit, which may be purchased by other companies, so that they may evaluate our technology and its applicability within their products.
•	Analogic Corporation – signed a Supplier and License Agreement in June 2005. This agreement allows Analogic to integrate Medwave’s sensor-based technology into their patient monitoring suite of products.

•	Zoll Medical Corporation – signed an OEM Agreement in June 2004. We are currently working on ways to incorporate Medwave’s technology into Zoll’s defibrillator line of products.

•	Global electronics firm – signed a Development Investigation Agreement in September 2004 with the intent of exploring projects of mutual interest and is currently working with the firm to define the next stages of our relationship.

•	Nihon Kohden – signed an agreement in 2000. After strong international sales activity in the succeeding years, our agreement has recently taken a new direction. Medwave has begun to work with a U.S. based distributor of Nihon Kohden and is working on joint sales calls and efforts.
     Our short-term and long-term investments are being used primarily to increase our marketing efforts in regard to new products and increase our capital expenditures for the development of the new products. We will also continue clinical testing of our product offerings for the purpose of continually validating our technology against traditionally used blood pressure monitoring devices and creating peer-to-peer consensus regarding our technology.
Sales, Marketing, and Distribution
     Over the past few years, our sales organization concentrated on the sales and implementation of Medwave’s technology within hospitals. More specifically, we have placed more emphasis on teaching hospitals and prestigious medical centers. Our strategy has been to gain endorsements from these elite facilities, while simultaneously conducting clinical validation studies. We now have numerous studies completed and published, prominent institutions using our technology and new products about to enter the market. Our sales force has made progress in regard to the acceptance of our technology as a standard across multiple departments within a facility. We originally attempted to build a dealer network to sell our technology, in an effort to seek sales coverage without the commensurate increase in sales staff and cost that would occur if the same coverage were sought by building our own employee sales force. However, we did not find this to be an effective manner to enter and initially penetrate the market, as most medical device dealer organizations do not have the level of sales time required to sell an innovative, breakthrough technology. Over the past 12 months, our experienced sales organization has developed exceptional product knowledge and allowed management to re-align the organization. Recently, we have capitalized on the previous management skills of several sales individuals and have transitioned them into the role of a Territory Manager. Their tasks include covering a larger geographic area of the United States combined with managing sales agents or distributors which have been selected within the territory. We believe that now, with the publication and presentation of the numerous clinical studies we have discussed and the penetration into prestigious medical centers, the time may be right to expand our sales reach by partnering with dealers, agents, and possibly other companies to sell our products. We also believe that Primo will be an intuitive product to sell and use, therefore requiring less post-sale support, which also lends itself well to a third party distribution strategy. The Territory Manager’s “hands on” role will strengthen Medwave’s presence and open additional networking opportunities for our company.
     We believe that a market also exists for us to sell our Legato OEM module to equipment companies, such as companies who manufacture patient monitoring, defibrillators, sleep systems, and cardiology systems. In November of 2001, we began to ship production MJ23 Modules to Nihon Kohden of Japan, a market leader in the Japanese market with approximately 50% market share in patient monitoring. In addition, in June 2004 we entered into an OEM Agreement with Zoll Medical Corporation, a leader in the cardiac resuscitation markets. Similarly, the Analogic Corporation agreement signed in March 2005 offers Medwave’s technology to be embedded into their products. These agreements present the potential for widespread market penetration without the tremendous investment in resources that would be expected if we were to attempt entry on such a wide scale alone. In addition, we expect that the volume commitments from such agreements could be multi-year and offer yields that would take a direct sales organization multiple years to accomplish. We are pursuing other such agreements with additional organizations. We also have numerous Non-Disclosure Agreements signed and are involved in active discussions with several other companies. These agreements are long term in scope. We believe that they will allow and assist us in deeper market penetration and larger volume growth due to the quantity of blood pressure modules sold and/or replaced each year by these companies.
     Recently we entered into a Distribution Agreement with Universal Hospital Services (UHS). This agreement has two components: one where UHS will become an exclusive rental distributor and the other which gives UHS the ability to sell Medwave’s products. UHS has approximately 120 sales professionals in 80 offices within the Unites States. UHS recently notified Medwave, that they have been selected as the exclusive supplier of bariatric equipment (related to obese patients) for a large group purchasing organization, due in part to offering Medwave’s products, which cover a wide range of sizes and settings.
Competitors
Invasive Arterial Catheter:
     Invasive techniques employ the surgical placement of a catheter directly into an artery, an A-line. The fluid-filled catheter is connected to a pressure transducer and assorted tubing to produce beat-by-beat, continual blood pressure measurements. In addition, the catheter may be used to extract blood samples from which a number of diagnostic test results, such as blood gas information, may be obtained. Because our non-invasive technology does not allow for the extraction of blood samples, invasive techniques offer a competitive advantage in this area. The surgical insertion of the catheter, however, takes about fifteen to twenty minutes, assuming no complications. Moreover, while such insertions frequently are performed without incident, serious complications can occur, including thrombosis (blood clot), air emboli (air bubble), and infection. Measurement errors may occur due to air bubbles, catheter clotting or movement, or changes in elevation between the pressure transducer and the level of the heart. Immediately following catheter withdrawal, firm pressure must also be applied over the arterial site for an extended period of time to avoid serious blood loss.

Primarily because of its invasive nature, the A-line is generally used by clinicians in critical cases and for only relatively short time periods. The cost associated with inserting and managing an arterial catheter can be significantly higher than non-invasive blood pressure monitoring.
     As a general matter, we believe that non-invasive rather than invasive treatments and methods are preferred by clinicians for numerous medical conditions and processes, including the measurement and monitoring of blood pressure. Non-invasive techniques significantly reduce patient risk and increase patient comfort. In addition, the time and expense required to setup, maintain, and remove non-invasive equipment generally is substantially less than with invasive systems. We believe that, in many cases, patients in emergency departments and associated environments, critical care, operating rooms, cardiology departments, and pediatric environments could benefit from non-invasive continual blood pressure monitoring after the point at which clinicians may now discontinue obtaining such readings due to concerns associated with prolonged or indefinite uses of invasive techniques.
Non-Invasive Blood Pressure Cuffs:
     Many non-invasive blood pressure measurement techniques utilize a manually operated occlusive cuff around the upper arm. A relatively simple blood pressure instrument, called a sphygmomanometer, contains a cuff connected to a hand air pump and pressure gauge or mercury column. The cuff is inflated to a pressure above that of systolic pressure until the brachial artery is completely occluded, and then the cuff is slowly deflated. During deflation, the clinician must listen to the pulse in the brachial artery. Upon hearing and properly interpreting the appropriate sounds, the clinician records the pressures shown on the gauge or mercury column. The cuff pressure occurring simultaneously with certain observed events within the circulatory or cuff systems are taken as the systolic and diastolic pressures. This process may take several minutes to complete, and in some patients will cause significant discomfort due to the squeezing of the cuff around the upper arm. Numerous clinical studies have been performed comparing the accuracy of this method with the invasive arterial catheter, and have shown a wide degree of variation with this method being caused by such things as environmental noise and movement, improper cuff size, and readings taken too close in time to one another. Recently, many states have required a reduction in the use of mercury therefore forcing the healthcare industry to seek alternatives. We believe that Medwave provides the solution, specifically with our Primo spot blood pressure monitoring system.
     An automated, non-invasive blood pressure monitoring system is already commonly used throughout hospitals, clinics, nursing homes, out-patient and ambulatory surgery centers, and physician’s offices. In addition, every bedside monitor, whether configured, stand-alone, or networked, incorporates an automatic blood pressure cuff. It is estimated that there are approximately 500,000 bedside monitors installed in the world market, with approximately 75,000 new monitors sold per year. In addition, within the pre-hospital emergency medicine response market, many defibrillators are sold with an automatic blood pressure cuff built into them. It is estimated that approximately 60,000 new defibrillators are sold each year. The automated non-invasive blood pressure monitoring system currently dominating the stand-alone market is the Dinamap® product, marketed by GE Medical Systems, a division of General Electric Company. The Dinamap® provides blood pressure measurements via automatic inflation and deflation of an occlusive cuff at predetermined intervals. It is reasonably reliable and simple to use. However, the Dinamap® product provides only intermittent measurements at one-to-ninety minute intervals, as selected by the clinician. Some patients suffer signification discomfort from the frequent cuff inflation. In addition, with cuff-based systems, arm circulation is cut off during each measurement, the arm holding the pressure cuff is unavailable for intravenous lines and other forms of monitoring, and arm bruising and sleep interruption frequently occur. Also, the manual and automatic cuff systems have not performed well in areas with a high degree of motion, such as in ambulances or cardiac stress labs. It is estimated that there are approximately 450,000 stand-alone/vital signs monitors installed in the market, with approximately 60,000 per year being sold for expansion or replacement reasons.
     In contrast to the sphygmomanometer and other cuff-based systems, our products do not require an inflatable cuff but instead contain a unique pressure sensor that is placed on the wrist. In addition to the comfort factor and greater versatility of our products, we believe that our technology has a very important advantage over cuff-based systems: more rapid readings that allow for more precise monitoring.
     For the hospital based patients who require continual blood pressure monitoring, invasive methods are currently the clinician’s technology of choice. Given the attractiveness of non-invasive monitoring, however, several companies have introduced or are introducing products into this market for non-invasive continual monitoring of arterial pressure based upon several technologies. These technologies include pulse-wave velocity, partially inflated finger cuffs, partially inflated arm cuffs, and tonometry. We believe that none of these alternatives gained wide acceptance within the clinical community for continually monitoring arterial pressure. This belief is based on previous, unsuccessful efforts of other companies to introduce accurate, continuous, and non-invasive blood pressure monitors, the absence of such products at major medical and other product shows, the lack of published advertisements, papers or studies about such products in respected scientific, medical and other journals, and anecdotal discussions with physicians and other medical personnel by our management. In addition, all of the devices which have been introduced historically were intended to be used predominantly in the operating room environment, as many of these technologies have had a difficult time performing with patients where motion or animation may be present. Medwave has focused its efforts on the hospital markets/departments over the past few years in an effort to introduce and gain clinical acceptance within the hospital setting. We have been involved in numerous clinical studies, which have been supported within clinical settings where traditional blood pressure cuffs have had a difficult time performing. As a result, our sales and marketing focus has been towards environments such as bariatrics, pediatrics, and emergency room settings, as well as the operating room. We have believed, and continue to believe, that our technology performs well in these clinical environments, while a blood pressure cuff, manual or automatic, is challenged most of the time within these same environments. Several studies involving our technology confirmed our belief, as a great deal of focus for our clinical studies includes obese, pediatric and emergency department patients.
     Our success depends primarily on gaining physician and hospital acceptance of our products. Gaining clinical acceptance of our technology usually requires our employees to participate in non-formal (not requiring Institutional Review Board approval) clinical trials or evaluations. These evaluations usually compare our technology’s performance to either a blood pressure cuff or to invasive arterial catheters. Having clinical studies and papers, which have been presented and/or published is essential and is usually the beginning of initial discussions with a prospective customer. In addition, it has become increasingly more important to gather and present economic data, which states and proves that our technology can reduce cost, improve patient through-put, and provide more efficiency for a hospital staff.
Employees
     As of December 31, 2005, Medwave employed twenty-six full-time employees and four part-time employees. We anticipate the hiring of additional employees within the next 12-month period, primarily in business development, sales, marketing, manufacturing, and support services. However, such requirements are subject to change and are highly dependent on the market acceptance of our products, our distribution methods, and existing employment market conditions.
Regulatory Environment
     We are subject to FDA and other government regulations, including regulations with respect to marketing approval, manufacturing practices, packaging, labeling and complaint reporting. Medical devices “substantially equivalent” to existing systems continuously marketed since May 1976 may be marketed pursuant to a Pre-Market Notification Submission with the FDA. The FDA finding of “substantial equivalence” for the Vasotrac system and the Vasotrax hand-held monitor does not in any way denote official approval of the device. Further, any representation that creates an impression of official approval of a device because it complies with the pre-market notification regulations is misleading and constitutes misbranding. Certain devices, including those which are not “substantially equivalent” to predicate devices, are subject to Pre-Market Approval Application, or PMA, requirements and more stringent FDA reviews. In contrast to the 510(k) process, the PMA process generally occurs over a more protracted time period and requires more extensive clinical data.
     Like all medical device manufacturers, we must implement, maintain and follow the FDA’s Quality System Regulation, or QSR. We believe our primary manufacturing costs are driven by initial scale-up and ultimate production levels and will not be significantly impacted by such requirements. Should we intend to market our products for new or different uses, or should we significantly modify the system in a way that could significantly affect its safety or effectiveness, we would be required to file a new 510(k) submission with the FDA. Moreover, it is anticipated that any new product concepts developed by us will require various government clearances prior to being sold.
     In our initial 510(k) submission to the FDA, we included not only clinical data, but also outlined our plans to continue testing and integrating the results into the Vasotrac system. We do not believe that FDA regulations require, and therefore at this point do not anticipate, submission to the FDA of our post-510(k) clinical studies. Although the FDA has stated that a manufacturer is best qualified to make an initial determination of whether a new 510(k) submission is necessary, the FDA can overrule a manufacturer’s decision not to submit a new 510(k) submission and take appropriate regulatory action. If we determine we do not need to submit any such new 510(k) submission, including with respect to our post-510(k) clinical studies, and the FDA consequently takes regulatory action, we could be materially and adversely affected.

Warranty and Service
     Our products are generally available with limited 12-month parts and labor warranty commencing at the date of shipment. Some of our OEM agreements may have different terms to the warranty. When warranty repairs are necessary, we generally perform them at our Arden Hills, Minnesota facility. We also provide on-call technical support and service equipment on a time and materials basis. Recently, clinical support staff members have been added on a per diem basis in order to assist the staff of our growing customer base.
Properties
     Our corporate headquarters is located at 435 Newbury Street, Danvers, Massachusetts 01923 and our manufacturing / research and development center is located at 4382 Round Lake Road West, Arden Hills, Minnesota 55112. We currently lease both properties. Our Minnesota building lease expires in June 2010. The monthly base lease payment is approximately $5,510. The Massachusetts building lease expires April 2007. The monthly base lease payment is approximately $6,260. We are generally responsible for taxes, insurance, maintenance, and other expenses related to the operation of the Arden Hills, MN facility, but these expenses are included in the Danvers, MA facility lease. Our production capacity is adequate for our short-term needs. We believe that the properties have been adequately maintained and are suitable for our business as presently conducted.
Legal Proceedings
     As of the date of this prospectus, we are not a party to any material legal proceedings.
Investor Information
     Financial and other information relating to the Company can be accessed from our main Internet website (www.medwave.com) by clicking on “Medwave the Company” and then “Investor Info: 10Q & 10K.” Information on our website is not part of the registration statement that this prospectus is a part of. We make available on our Internet website www.medwave.com, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission. A copy may also be obtained by sending a written request to: Chief Executive Officer, Medwave Inc., 435 Newbury Street, Danvers, Massachusetts 01923.

MANAGEMENT
Directors
     Set forth below is certain information regarding our directors, based on information furnished by them to us.

		Director
Name	Age	Since
Class I—Term Expires 2006
Solomon Aronson, M.D. (1) (2) (3)	48	2003
Class II—Term Expires 2007
William D. Corneliuson (1) (2) (3)	62	1999
Timothy J. O’Malley	43	1999
Class III—Term Expires 2008
Frank A. Katarow (2)	47	2002
John L. Miclot (1) (3)	47	2002

(1)	Member of Compensation Committee in 2005.

(2)	Member of the Audit Committee in 2005.

(3)	Member of the Nominating and Corporate Governance Committee in 2005.
     The principal occupation and business experience for at least the last five years for each director is set forth below.
          WILLIAM D. CORNELIUSON, has been our director since May 1999 and Chairman of the Board since February 2002. Mr. Corneliuson is President of B.C. Holdings, Inc., a private investment company. Mr. Corneliuson has been with B.C. Holdings, Inc. since 1993. From 1976 to 1993, Mr. Corneliuson was President, Co-Founder, and Vice Chairman of the Board of Strong/Corneliuson Capital Management, Inc. He was also co-founder of the Strong family of mutual funds.
          TIMOTHY J. O’MALLEY, is our President, Chief Executive Officer and a director. He has served in these positions since October 1999. From 1984 until 1999, Mr. O’Malley was an employee of Siemens Medical Systems, Inc. At the time of his departure from Siemens, Mr. O’Malley was Vice President/Division Manager of Siemens Medical Systems, Electromedical Division for North America. Mr. O’Malley received his Associates of Applied Science degree in 1983 from Oakton College in Des Plaines, Illinois and attended DePaul University of Chicago from 1986 until 1991, with an emphasis in Business Management and Marketing.
          FRANK A. KATAROW, has been our director since 2002, and is currently consulting in the medical technology industry. Mr. Katarow had been the Chief Operating Officer of HomMed, LLC from October 2003 until their acquisition by Honeywell in December 2004. Prior to his position at HomMed, Mr. Katarow was President and Chief Operating Officer of BCI, Inc., a designer, manufacturer and distributor of patient monitoring equipment. Mr. Katarow was employed at BCI from October 1980 until October 2003, serving in various roles, including President and Chief Operating Officer from January 1993 to October 2003, Executive Vice President from January 1993 to November 1993, Senior Vice President and General Manager from March 1992 to January 1993, and Vice President of Operations from June 1990 to March 1992. In addition, Mr. Katarow was the President of SurgiVet, Inc., the wholly owned veterinary division of BCI, Inc. BCI was sold in 1998 to Smiths Group, plc., a public company traded on the London exchange. Mr. Katarow served as President of Smiths Group’s Patient Monitoring Division and President of Smiths Group’s Veterinary Division for five years after the sale of BCI to Smiths Group.
          JOHN L. MICLOT, has been our director since 2002, and became President and CEO of Respironics, Inc. on December 1, 2003. In November 2002, he was appointed the company’s Chief Strategic Officer responsible for developing and implementing strategic business and growth initiatives, both domestically and internationally, for each of Respironics’ four divisions. In May 2003, he was elected to Respironics’ Board of Directors. Respironics is a publicly traded company, listed on the Nasdaq National Market. Prior to his position as Chief Strategic Officer, he was the President of the Homecare Division from July 1999 to November 2002. Mr. Miclot joined Respironics in 1998 when it acquired Healthdyne Technologies where he had served as Senior Vice President, Sales and Marketing from 1995 to 1998. He was appointed Group Vice President, Sleep Disorders, and was quickly promoted to Senior Vice President, Sales, Marketing and Manufacturing. Mr. Miclot began his career in sales for both DeRoyal Industries and the Edward’s Critical Care Division of Baxter Healthcare. In 1988, he joined the Ohmeda Division of BOC Healthcare as Director of Marketing and was appointed Director of International Marketing and Service in 1992 and assumed the position of Vice President of International

Marketing in 1993. In 1994, Mr. Miclot joined Medex Inc., a medical device company specializing in cardiovascular pressure monitoring, as Vice President of Marketing. Mr. Miclot earned a Bachelor of Business Administration degree in Marketing from the University of Iowa. He is currently a member of the Young Presidents Organization.
     SOLOMON ARONSON M.D., FACC, FCCP, FAHA, has been our director since August 2003. Concurrently, Dr. Aronson is Professor and Executive Vice Chairman for Business Development and Finance for anesthesiology at Duke University Medical Center. He was previously Professor of Anesthesia and Critical Care at the University of Chicago and Chief of the Cardiothoracic and Vascular Anesthesia Division of the University of Chicago Hospitals and Clinics. In 1983, Dr. Aronson received his MD with honors in research from the Medical College of Wisconsin. In 1986, after completing his residency at the University of Texas, where he served as Chief Resident in 1985, he was awarded a fellowship in cardiac and vascular anesthesia at the Texas Heart Institute in Houston. Following his fellowship in Texas, Dr. Aronson was recruited to the University of Chicago, Department of Anesthesia and Critical Care where he served as an instructor, assistant professor, and associate professor before being promoted to full professor in 1999. Dr Aronson is active in many professional organizations, including the American College of Cardiology, the American College of Chest Physicians, the American Heart Association, the American Society of Echocardiography for which he is Chair of the Intraoperative Council, the Society of Cardiovascular Anesthesiology for which he has been elected to serve on the Board of Directors, the National Board of Echocardiography for which he has also served on the Board of Directors, the American Society of Anesthesiology for which he serves on the Economic Committee, and the International Anesthesia Research Society. Dr. Aronson has recently been honored to serve through 2007 on the Anesthetic and Life Support Drug Advisory Committee for the FDA. He has also been honored with listings in “Who’s Who” & “How to Find the Best Doctors in America”. In 2000, 2001, and 2003, he was elected by his piers to “The Best Doctors in America”. Dr. Aronson has authored more than 75 journal articles, 40 book chapters, one textbook, and over 100 abstracts, and he has lectured extensively at universities throughout the United States and in many foreign countries.
The Board of Directors and Its Committees
     The Board of Directors held seven meetings during fiscal year 2005. During fiscal year 2005, all the directors attended at least 75% of the total number of meetings of the Board and of the committees of which he was a member with the following exceptions: Solomon Aronson, M.D., and John Miclot’s attendance at the meetings of the Board were 57% and 71%, respectively. The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.
     Audit Committee. The Audit Committee selects the independent accounting firm to audit our financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, reviews our periodic disclosure related to our financial statements, considers the adequacy of the internal accounting procedures, considers the effect of such procedures on the accountants’ independence and establishes policies for business values, ethics and employee relations. The Audit Committee currently consists of three directors, William D. Corneliuson, as Chairman, Solomon Aronson, M.D. and Frank A. Katarow, each of whom is not an employee and is considered independent within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers’ Listing Standards and satisfy the other requirements for service on the Audit Committee set forth in Rule 4350 of the National Association of Securities Dealers’ Listing Standards. At this stage of the Company, our financial statements and accounting issues tend to be relatively straightforward. Accordingly, the Board of Directors has determined not to appoint an audit committee financial expert as that term is defined in Item 401 of Regulation S-K, though Mr. Corneliuson, the Chairman of the Committee, is considered financially sophisticated as such term is defined in Rule 4350(d)(2)(A) of the National Association of Securities Dealers Listing Standards. The Audit Committee has a written Charter adopted by the Board of Directors, which was amended and restated in February 2004 and was attached as Appendix B to our proxy statement for our 2004 Annual Meeting. A copy of this amended and restated Audit Committee Charter is available on our website at www.medwave.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address set forth on page 1. During fiscal year 2005, the Audit Committee held six meetings.
     Compensation Committee. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, reviews succession planning for senior management, reviews the options or stock to be granted to eligible persons under our 2004 Amended and Restated Stock Option Plan and takes such other action as may be required in connection with our compensation and incentive plans. The Compensation Committee currently consists of three non-employee, independent directors, John L. Miclot, as Chairman, William D. Corneliuson and Solomon Aronson, M.D., and held two meetings during fiscal year 2005.
     Nominating and Corporate Governance Committee. In February 2004, the Board of Directors established a Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee oversees the qualification and nomination process for potential director candidates, reviews the continued qualification of existing directors and is responsible for corporate governance oversight. The Nominating and Corporate Governance Committee consists of three non-employee directors, William D. Corneliuson, as Chairman, John L. Miclot and Solomon Aronson, M.D. No Nominating and Corporate Governance Committee meetings were held in fiscal year 2005. As required by Rule 4350(c) of the Nasdaq listing requirements, each member of the Nominating and Corporate Governance Committee is independent as defined in Rule 4200 of the Nasdaq listing requirements. The Nominating and Corporate Governance Committee has written charter adopted by the Board of Directors, which is available on our website at www.medwave.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the address set froth on page 1.
     Please note, the information contained on our website is not incorporated by reference in, or considered to be a part of this Prospectus.
Director Compensation
     Directors are not currently paid fees for attending meetings. Under the Stock Option Plan, each non-employee director receives an option to purchase 30,000 shares of common stock upon his or her initial election to the Board. Each such option is for a term of ten years and vests over a four-year period. In addition, after three years of service, each non-employee director annually receives a ten-year, non-qualified option to purchase 10,000 shares, which vests on the first anniversary of the date of grant if the director is still serving as a director. Pursuant to the Stock Option Plan, directors are also eligible for discretionary option grants. Upon joining the Board of Directors in 2003, Dr. Aronson was granted an option to purchase 50,000 shares of common stock. The Board determined that Dr. Aronson should be granted these options because of the unique qualifications he brings to the Board of Directors.
Executive Officers
     The names and ages of all our executive officers and the principal occupation and business experience for at least the last five years for each executive officer who is not also a director are set forth below.

Name	Age	Position
Donna Lunak	52	Vice President and General Manager of the Manufacturing and Development Center of Excellence
Donna Lunak has been our Vice President and General Manager of the Manufacturing and Development Center of Excellence since 2004. Previously, she was our Vice President of Quality Assurance, Regulatory Affairs and Customer Support.
Executive Compensation
The following table sets forth certain information regarding compensation (including salary, bonuses, stock options and certain other compensation) earned by or awarded to Timothy J. O’Malley, the President and Chief Executive Officer, and Donna R. Lunak, Vice President and General Manager of the Manufacturing and Development Center of Excellence, during our last three fiscal years ended September 30, 2005, April 30, 2004, April 30, 2003 and the period from May 1, 2003 to September 30, 2003. No other executive officer received total salary and bonus compensation in excess of $100,000 for fiscal year 2005.

Summary Compensation Table

				Long-Term
	Annual Compensation			Compensation
Name and Principal				Securities	All Other
Position	Period	Salary	Bonus	Underlying	Compensation
		($)	($)	Options[1]	($)

Timothy J. O’Malley	Fiscal year ended 2005	251,250	54,000	—	—
President and Chief	Fiscal year ended 2004	225,000	—	30,000	—
Executive Officer	May 1-Sep 30, 2003	93,750	—	100,000	—
	Fiscal year ended 2003	225,000	—	—	—

Donna R. Lunak	Fiscal year ended 2005[2]	89,340	5,533	35,000	8,938[3]
Vice President and General Manager

(1)	Number of shares of common stock subject to options that were granted during the specified year.

(2)	Prior to fiscal year 2005, Ms. Lunak’s total compensation did not exceed $100,000.

(3)	All Other Compensation consisted of accrued vacation payout which was a result of a change in our vacation policy.
Option/SAR Grants In Last Fiscal Year
Option Grants. The following table sets forth certain information concerning the number of options to purchase our common stock that were granted during fiscal year 2005 to the executive officers named in the above Summary Compensation Table.

		Individual Grants			Potential Realizable
					Value at Assumed
	Number of	% of Total			Annual Rates of
	Securities	Options			Stock Price
	Underlying	Granted	Exercise		Appreciation for
	Options	to	Price	Expiration	Option Term(1)
Name	Granted	Employees	(per share)	Date	5%	10%
Donna R. Lunak	25,000	15.5%[2]	$4.50	2/18/15	$183,300	$291,800
Donna R. Lunak	10,000	6.2%[2]	$3.64	5/27/15	$59,300	$94,400

(1)	Represents the value of the options granted at the end of such option’s term if the price of our common stock were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table.

(2)	Percentage of options granted to employees during fiscal year 2005.

Aggregated Option/SAR Exercises In Last Fiscal Year
And Fiscal Year-End Option/SAR Values
The following table sets forth certain information concerning each exercise of stock options during the year ended September 30, 2005 by the executive officers named in the above Summary Compensation Table and the aggregated fiscal year-end value of the unexercised options of such executive officers.

				Number of Unexercised		Value of Unexercised In-the-
				Securities Underlying		Money Options at Fiscal
				Options at Fiscal Year-End		Year-End[1]
	Shares	Value
	Acquired on	Realized		Exercisable	Unexercisable	Exercisable	Unexercisable
Name	Exercise

Timothy J. O’Malley	- 0 -	$	- 0 -	443,750	96,250	$41,563	$124,688
Donna R. Lunak	- 0 -	$	- 0 -	67,500	60,000	$14,750	$29,500

(1)	Based on the differences between the closing price of our common stock at fiscal year-end and the option exercise price.
Employment Arrangements
We have non-compete and confidentiality agreements with our employees. In addition, we have a letter agreement of employment with Mr. O’Malley. The letter agreement outlines the terms of Mr. O’Malley’s stock options and compensation plan but does not include a non-compete agreement. The letter agreement does not provide for any severance benefits. An Executive Severance Agreement between us and Mr. O’Malley was finalized on June 4, 2004. The Executive Severance Agreement provides that if Mr. O’Malley is terminated upon a change of control of Medwave, then Mr. O’Malley shall receive a severance payment equal to three times his base salary in effect immediately prior to his date of termination and his highest annual bonus payment in the three years preceding his date of termination. We do not have key man life insurance on Mr. O’Malley. We also do not have an employment agreement with, or key man life insurance on, any other individual.
Compensation Committee Interlocks and Insider Participation
All executive officer compensation decisions are made by the Compensation Committee. During fiscal year 2005, the Compensation Committee was comprised of Messrs. Miclot, Corneliuson and Dr. Aronson. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation for our top management and key employees, including salaries and bonuses. No member of the Compensation Committee was or is an officer or employee of Medwave or any of its subsidiaries and each member is considered independent as such term is defined in Rule 4200 of the Nasdaq listing requirements. We are not aware of any Compensation Committee interlocks.

Security Ownership of Certain Beneficial Owners, Directors and Management
     The following table sets forth the beneficial ownership of shares of our common stock on December 12, 2005, by each of the executive officers named in the Summary Compensation Table set forth in this prospectus, by each director, by all directors and executive officers named in the above Summary Compensation Table as a group and by all persons known by us to be beneficial owners of more than 5% of our common stock. Except as otherwise indicated, each of the shareholders listed in the table or included within a group listed in the table possesses sole voting and investment power with respect to the shares of common stock indicated. Except as noted below, the address of each person listed on the table in c/o Medwave, Inc., 435 Newbury Street, Suite 206, Danvers, MA 01923.

	Shares Beneficially
	Owned (1)
Name and Address of Beneficial Owner	Number	Percent
Heartland Value Fund c/o Heartland Advisors 789 North Water Street Milwaukee, WI 53202	1,050,000(2)	9.2%

Van Wagoner Capital Mgmt. 435 Pacific Road Suite 400 San Francisco, CA 94133	1,231,386(2)	10.7%

William D. Corneliuson 1045 West Glen Oaks Lane Suite 203 Mequon, WI 53092	1,158,550(3)	9.9%

Highbridge Capital 9 West 57th St., 27th Floor New York, NY 10019-2701	725,637(2)	6.3%

David B. Johnson Miller Johnson Steichen Kinnard 1400 Kinnard Financial Center 920 2nd Avenue South Minneapolis, MN 55402	646,037(4)	5.6%

Frank Katarow	22,500(5)	*

John Miclot	42,250(6)	*

Timothy J. O’Malley	456,200(7)	3.8%

Solomon Aronson, M.D.	27,000(8)	*

Donna R. Lunak	67,500(9)	*

All Current Executive Officers and Directors as a Group (6 persons)	1,774,000(10)	14.4%

*	Less than 1%

(1)	Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of December 12, 2005, or within 60 days of such date are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by a group.

(2)	The information reported is based on a Joint Schedule 13F filed with the SEC on September 30, 2005 reporting beneficial information.

(3)	Includes (i) options to purchase 240,000 shares of common stock which are exercisable as of December 12, 2005, or will become exercisable within 60 days of such date, (ii) 84,250 shares of common stock held by Duchess Limited Partnership, an entity in which Mr. Corneliuson holds a pecuniary interest, (iii) 160,000 shares of common stock owned by a trust of which Mr. Corneliuson is a beneficiary and (iv) 6,000 shares of common stock owned by Mr. Corneliuson’s spouse. Mr. Corneliuson disclaims beneficial ownership of the 6,000 shares of common stock owned by his spouse.

(4)	Includes 91,797 shares of common stock and 30,000 units (consisting of 30,000 shares of common stock and warrants to purchase 30,000 shares of common stock) owned by David B. Johnson; 269,840 shares of common stock owned by Betty L. Johnson, wife of David B. Johnson; 7,800, 8,000, and 4,600 shares of common stock owned respectively by each Todd, Molly, and Joel Johnson, children of David B. Johnson; and 214,000 shares of common stock and 20,000 units (consisting of 20,000 shares of common stock and warrants to purchase 20,000 shares of common stock) owned by a foundation controlled by David B. Johnson. (All given amounts based on information provided as of December 31, 2004.)

(5)	Includes options to purchase 22,500 shares of common stock which is exercisable as of December 12, 2005, or will become exercisable within 60 days of such date.

(6)	Includes options to purchase 22,500 shares of common stock which is exercisable as of December 12, 2005, or will become exercisable within 60 days of such date.

(7)	Includes options to purchase 443,750 shares of common stock which are exercisable as of December 12, 2005, or will become exercisable within 60 days of such date.

(8)	Includes options to purchase 25,000 shares of common stock which are exercisable as of December 12, 2005, or will become exercisable within 60 days of such date.

(9)	Includes options to purchase 67,500 shares of common stock which are exercisable as of December 12, 2005, or will become exercisable within 60 days of such date.

(10)	Includes 821,250 shares of common stock, which may be purchased upon exercise of options which are exercisable as of December 12, 2005, or will become exercisable within 60 days of such date.

PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION
Our common stock is traded on the Nasdaq SmallCap Market under the symbol “MDWV.” The following table sets forth the high and low closing sales price for the common stock during each specified period as reported by the Nasdaq Stock Market, Inc.:

Fiscal 2005[1]	High	Low
First Quarter	$5.49	$4.29
Second Quarter	5.18	3.75
Third Quarter	3.91	2.80
Fourth Quarter	3.65	2.80

Fiscal 2004[2]	High	Low
First Quarter	$8.10	$5.25
Second Quarter	7.25	5.35
Third Quarter	8.10	4.13
Fourth Quarter	6.11	4.16
There were approximately 128 record holders of our common stock as of January 17, 2006. We believe the number of beneficial owners to be substantially higher. On January 17, 2006, the closing price for our common stock was $2.68. We have never paid a dividend on our common stock and do not intend to pay dividends in the foreseeable future.

[1]	October 1, 2004 to September 30, 2005

[2]	October 1, 2003 to September 30, 2004

SELECTED FINANCIAL DATA

	Year Ended		5 Months Ended	Year Ended
	September 30,		September 30,	April 30,

	2005	2004	2003	2003	2002

Revenue:
Net Sales	$1,172,246	$863,851	$436,692	$1,148,745	$790,599

Operating expenses:
Cost of sales and production	823,635	599,054	251,479	683,812	583,255
Research and development	1,170,251	505,107	156,798	520,716	673,852
Sales and marketing	2,176,804	1,688,252	586,107	1,400,356	1,597,744
General and administrative	1,283,029	906,867	429,049	704,308	709,506

Total operating expenses	5,453,719	3,699,280	1,423,433	3,309,192	3,564,357

Operating loss	(4,281,473)	(2,835,429)	(986,741)	(2,160,447)	(2,773,758)
Other income:
Interest income	133,283	29,667	5,877	26,245	117,229
Loss on disposal of equipment		(25,302)	—	—	—

Net loss	$(4,148,190)	$(2,831,064)	$(980,864)	$(2,134,202)	$(2,656,529)

Net loss per share — basic and diluted	$(0.38)	$(0.29)	$(0.11)	$(0.28)	$(0.39)

Weighted average number of common and common equivalent shares outstanding - basic and diluted	10,938,624	9,622,191	8,662,926	7,622,971	6,841,991

Balance Sheet Data:	Sep 30, 2005	Sep 30, 2004	Sep 30, 2003	Apr 30, 2003	Apr 30, 2002
Cash and cash equivalents	$5,424,078	$4,793,326	$1,694,648	$2,597,649	$3,048,051
Working capital	5,489,801	4,908,292	1,900,387	2,816,124	3,243,511
Total assets	6,719,897	5,585,636	2,462,406	3,329,307	3,799,616
Total stockholders’ equity	5,945,092	5,068,709	1,977,147	2,878,974	3,316,167

SUPPLEMENTARY FINANCIAL INFORMATION
Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
Ending September 30, 2005	Quarter	Quarter	Quarter	Quarter

Net sales	$301,991	$239,449	$202,030	$428,776
Operating expenses	(1,184,056)	(1,296,376)	(1,602,600)	(1,370,687)

Operating loss	(882,065)	(1,056,927)	(1,400,570)	(941,911)
Other income	15,465	30,292	44,012	43,514

Net loss	(866,600)	(1,026,635)	(1,356,558)	(898,397)

Basic and diluted net loss per share	(.09)	(.10)	(.12)	(.08)

Ending September 30, 2004
Net sales	$224,927	$211,856	$223,611	$203,457
Operating expenses	(769,990)	(892,505)	(1,009,597)	(1,027,188)

Operating loss	(545,063)	(680,649)	(785,986)	(823,731)
Other Income	(23,302)	7,248	8,154	12,265

Net loss	(568,365)	(673,401)	(777,832)	(811,466)

Basic and diluted net loss per share	(.06)	(.07)	(.08)	(.08)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following Management’s Discussion and Analysis (MD&A) is intended to help the reader understand the results of operations and financial condition of Medwave, Inc. The MD&A is provided as a supplement to, and should be read in conjunction with our financial statements and accompanying notes.
     We are engaged exclusively in the development, manufacture, and sale of non-invasive, blood pressure measurement and monitoring systems and of related technologies. Our line of products is designed to be used in hospitals, clinics, physicians’ offices, or anywhere a person’s blood pressure requires monitoring with the majority of our sales thus far deriving from the Vasotrac monitor, sensors, accessories, and some OEM third party agreements. We have regulatory clearance to market our technology in the United States, Europe, and Asia and currently have installations at over 500 hospitals and clinics worldwide. We will continue to aggressively pursue sales nationally and re-establish our presence in the international markets.
     It has been reported that healthcare services and supplies is a growing sector of the U.S. economy, which represents approximately 15% of the Gross Domestic Product. Currently, the healthcare industry is providing additional services due to a growing and aging population. The U.S. portion of the worldwide population growth is expected to increase by 49% over the next few decades. An increase from 12% to 21% is expected in the 65+ demographic group as the “baby boomer” generation reaches of age and life expectancy continues to rise. During times of economic slow down, the healthcare industry continues to remain strong with annual cost increases of between 7% – 9% for medical devices. These trends establish a clear mapping for the future of the new, innovative and clinically proven medical devices such as we provide.
     Over the last few years we have laid the foundation for our non-invasive blood pressure monitoring device by completion of over 14 clinical validation studies, market introduction, penetration into prestigious medical centers, signing of several group purchasing organizations and signing of several OEM agreements. We continue to invest in research and development of new products in order to take advantage of new market opportunities. We will be working in 2006 to update and expand our product offerings to meet customers’ needs and provide solutions for the difficult to monitor patient population. The following have been tested areas of concentration and are anticipated target markets.
     Key challenging markets:
•	Pediatric population - size and comfort are a concern.

•	Bariatric population - size and concern for monitoring due to underlying medical conditions.

•	ER / Trauma population – ease of application, speed to readings.

•	Geriatric population – comfort and reliability of data.
     We believe our products and technology not only have the strength and momentum to change the blood pressure monitoring industry but to also provide a non-invasive solution to improve the care of the patient population.
Critical Accounting Policies and Estimates
     The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an ongoing basis, management evaluates our estimates and assumptions including but not limited to those related to revenue recognition, inventory valuation, warranty reserves and income taxes. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
1.	Revenue Recognition. Revenue from the sales of products is recognized when products are shipped to customers provided that title has passed, there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable. We account for shipping and handling fees passed on to customers as sales. The corresponding costs are recorded as cost of sales. Revenue from multi-year contracts is considered Deferred Revenue and is recognized as revenue when product is shipped.
2.	Inventory Valuation. We value our inventory at the lower of cost or market on the first-in, first-out (FIFO) method of actual cost or the current estimated market value. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on historical usage for the prior twelve month period and future sales forecasts. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact of the value of our inventory and reported operating results.
3.	Warranty Reserves. Our warranties require us to repair or replace defective products returned during the applicable warranty period at no cost to the customer. We record an estimate for warranty-related costs based on actual historical return rates, anticipated return rates, and repair costs at the time of sale. A significant increase in product return rates, or a significant increase in the costs to repair products, could have a material adverse impact on future operating results for the period or periods in which such returns or additional costs materialize and thereafter.
4.	Income Taxes. We account for income taxes under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities as well as net operating loss and tax credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. The valuation allowance is based on our estimate of taxable income and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance or reduce our current valuation allowance which could materially impact our tax provision.

Financial Statement Comparison
Fiscal year ended September 30, 2005 compared to fiscal years ended September 30, 2004 and April 30, 2003.
Results of Operations

	Year Ended		5 Months Ended	Year Ended
	September 30,		September 30,	April 30,
	2005	2004	2003	2003

Revenue:
Net Sales	$1,172,246	$863,851	$436,692	$1,148,745

Operating expenses:
Cost of sales and production	823,635	599,054	251,479	683,812
Research and development	1,170,251	505,107	156,798	520,716
Sales and marketing	2,176,804	1,688,252	586,107	1,400,356
General and administrative	1,283,029	906,867	429,049	704,308

Total operating expenses	5,453,719	3,699,280	1,423,433	3,309,192

Operating loss	(4,281,473)	(2,835,429)	(986,741)	(2,160,447)

Other income:
Interest income	133,283	29,667	5,877	26,245
Loss on disposal of equipment		(25,302)	—	—

Net loss	$(4,148,190)	$(2,831,064)	$(980,864)	$(2,134,202)

Net loss per share — basic and diluted	$(0.38)	$(0.29)	$(0.11)	$(0.28)

Weighted average number of common and common equivalent shares outstanding - basic and diluted	10,938,624	9,622,191	8,662,926	7,622,971

     Operating revenue for fiscal 2005 was $1,172,246, an increase of $308,395 or 35.7% from fiscal 2004 operating revenue of $863,851. The increase in operating revenue for fiscal year 2005 was due to an increase in orders from new and existing U.S. customers, revenue generated from the distribution agreement with Universal Hospital Services (UHS) and continued growth in the sales of disposable sensors. The U.S. revenue for 2005 was 96% of the total sales, which reflected management’s decision to concentrate on the U.S. market. The operating revenue for fiscal 2004 was $863,851, a decrease of $284,894 or 24.8% from fiscal 2003 operating revenue of $1,148,745. The decrease in operating revenue for fiscal year 2004 was due to the lack of follow-up orders from Nihon Kohden for our MJ23 OEM Module.
     Operating expense for fiscal 2005 was $5,453,719, an increase of $1,754,439 or 47.4% from fiscal year 2004 operating expense of $3,699,280. Operating expense for fiscal 2004 was $3,699,280, an increase of $390,088 or 11.8% from fiscal year 2003 operating expense of $3,309,192. The increase in operating expense from fiscal 2004 to fiscal 2005 was primarily due to an additional $688,000 in costs associated with employee related expenses including payroll, employee benefits, commissions, insurance, and taxes. The costs reflect an experienced workforce and applicable business costs. Also, substantial expenses of approximately $350,000 were associated with new product development and introduction. The increase in operating expense from fiscal 2003 to fiscal 2004 was primarily due to increased numbers of sales people and associated expenses.

Cost of Sales and Production	September 30,	September 30,	April 30,
	2005	2004	2003

Cost of Sales and Production	$823,635	$599,054	$683,812

Percent change from previous year: Incr/(Decr)	37.5%	(12.4%)	—
     Cost of sales and production includes manufacturing and distribution costs associated with products sold. The cost of sales and production for fiscal 2005 was an increase of $224,581 or 37.5% from fiscal year 2004. This increase relates to a 55% increase in the volume of units produced and sold, which coincides with our similar increase in operating revenue of 35.7%. The cost of sales and production for fiscal 2004 was a decrease of $84,758 or 12.4% from fiscal year 2003. This decrease is attributable to less investment in our production department.

Research and Development	September 30,	September 30,	April 30,
	2005	2004	2003

Research and Development	$1,170,251	$505,107	$520,716

Percent change from previous year: Incr/(Decr)	131.7%	(3.0%)	—
     The 2005 fiscal year increase of $665,144 or 131.7% primarily relates to an increase in outside services due to the hiring of an industrial design firm, who has been instrumental in helping to create a state-of-the art look for our new products. We do not anticipate this trend to accelerate, but to remain elevated until the completion of the new product introductions. Increases in salaries, clinical consulting and legal fees associated with additional patent filings represented $266,000 of the overall increase. Research and development expense for fiscal year 2004 reflected a decrease of $15,609 or 3.0% from fiscal year 2003. The decrease is due to a shift in focus from research and development activity, as we redirected from product development to sales and marketing.

Sales and Marketing	September 30,	September 30,	April 30,
	2005	2004	2003

Sales and Marketing	$2,176,804	$1,688,252	$1,400,356

Percent increase from previous year:	28.9%	20.6%	—
     Sales and marketing expense for fiscal year 2005 was an increase of $488,552 or 28.9% from the previous fiscal year. Sales and marketing expense for fiscal year 2004 was an increase of $287,896 or 20.6% from fiscal year 2003. The increase in sales and marketing expense from fiscal 2004 to fiscal 2005 relates to increases in salaries of an experienced sales workforce, commissions, and travel expenses. Advertising and marketing expenses have increased $60,000 due to an increase in trade show participation aimed at targeting specific market groups and due to the launch of our Primo product. The increase in sales and marketing expense from fiscal 2003 to fiscal 2004 relates to further investment in market penetration activities and hiring more sales people to sell into the U.S. hospital market. We have prepared for further market penetration and expansion with the clinical study work, contracts with group purchasing organizations, entry into prestigious medical centers and several OEM agreements. These efforts were validated by our recent award from Frost and Sullivan for Enhanced Customer Valuation presented to Medwave during 2005. This award not only recognized our technology, but also our strategic direction as a company.

General and Administrative	September 30,	September 30,	April 30,
	2005	2004	2003

General and Administrative	$1,283,029	$906,867	$704,308

Percent change from previous year: Incr/(Decr)	41.5%	28.8%	—
     General and administrative expense for fiscal year 2005 was an increase of $376,162 or 41.5% from fiscal year 2004. General and administrative expense for fiscal year 2004 was an increase of $202,559 or 28.8% from fiscal year 2003. The increase in general and administrative expenses from 2004 to 2005 relates to an increase in salaries due to the addition of the Vice President of Finance in May 2005. In addition we had increased expenses associated with outside services relating to accounting services and preparation for Sarbanes-Oxley compliance. An increase of 67% occurred in outside services, legal and accounting fees, due to the use of an investor relations firm, outside consultant, and a financial re-audit of prior year periods. The increase in general and administrative expenses from 2003 to 2004 was due to a 36% increase in corporate and employee health insurance.
     Interest income for fiscal year 2005 was $133,283, an increase of $103,616 or 349.3% from fiscal year 2004 interest income of $29,667. Interest income for fiscal year 2004 was $29,667, an increase of $3,422 or 13.0% from fiscal year 2003 interest income of $26,245. The increase in interest income in fiscal 2005 and fiscal 2004 was due to proceeds received from private placements in February 2005 and January 2004.
Liquidity and Capital Resources
     Our cash and cash equivalents were $5,424,078 and $4,793,326 at September 30, 2005 and 2004, respectively. The increase is primarily due to our financing activities.
     With our cash and cash equivalents, we believe that sufficient liquidity is available to satisfy our working capital needs until at least December 31, 2006. We have no significant capital expenditure commitments.
     Cash flows used in operations increased to $4,049,695 in fiscal year ended September 30, 2005 from $2,678,910 in fiscal year ended September 30, 2004, an increase of $1,370,785 or 51%. In all periods cash flows were used primarily to fund operating losses, which were partially offset by non-cash expenses for depreciation and amortization.
     Net investing activities used $344,126 and $145,028 of cash in fiscal years 2005 and 2004, respectively, for the upgrade of computer technology, manufacturing tooling purchases, office equipment and improvements to new office space. Due to new product developments, investment in manufacturing tooling will continue. Currently, we anticipate spending approximately $500,000 in 2006 for capital tooling expenditures as well as upgrades to computer equipment and software. In 2003, net investing activities used cash of $31,514, due to property and equipment additions.
     Financing activities provided $5,024,573 and $5,922,626 of cash in fiscal years 2005 and 2004, respectively. In fiscal years 2005 and 2004 the proceeds were primarily from the February 2005 private placement of common stock, the January 2004 private placement of common stock and exercise of stock options.
     We have incurred an accumulated deficit of $28,530,258 from our inception through September 30, 2005. We expect to incur additional losses from development, clinical studies, regulatory compliance, sales, marketing, and other expenses at least until we complete the development of the technology and market acceptance begins.
Significant Customers
     We had two customers with significant net sales for year ended September 30, 2005. The following customers: Universal Hospital Services and Biopac Systems, Inc. had sales of greater than 10%. There were no customers that accounted for more than 10% of net sales for the year ended September 30, 2004. For the period from May 1, 2003 to September 30, 2003, one customer accounted for approximately 27% of net sales and another customer accounted for approximately 13% of net sales. During the year ended April 30, 2003, one customer accounted for approximately 36% of net sales.

Off-Balance Sheet Arrangements
     Our only off-balance sheet arrangements are non-cancelable operating leases entered into in the ordinary course of business. The table under the following caption “Contractual Obligations” shows the amount of our operating lease payments by year.
Contractual Obligations
     The following summarizes our contractual obligations at September 30, 2005 and the effect these contractual obligations are expected to have on our liquidity and cash flows in future periods.

	PAYMENTS DUE BY PERIOD
	TOTAL	1 YEAR OR LESS	1-3 YEARS	3 - 5 YEARS
Operating lease commitments	$660,482	$187,087	$271,200	$202,195

Recently Issued Accounting Pronouncements
     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for Medwave beginning October 1, 2005. We believe this new standard will not have a material effect.
     In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for Medwave in the first quarter of fiscal year 2006. We expect the adoption of this standard to have a comparable impact on future earnings as disclosed in the Stock-Based Compensation section of footnote 2 of our Financial Statements.
Quantitative and Qualitative Disclosures About Market Risks
     Due to the fact that all of our international sales are transacted in U.S. dollars, we are not exposed to the market risks associated with foreign currency exchange and fluctuations. In the future, if we enter into contracts or sales with international customers that expose us, we will address the risk at that time.

DESCRIPTION OF CAPITAL STOCK
Common Stock
     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, of which 11,475,416 shares are issued and outstanding as of the date hereof.
     Voting Rights. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to our certificate of incorporation must be approved by a majority of the voting power of our common stock at a duly constituted meeting called expressly for such purpose, provided, however, that certain provisions may only be amended by the affirmative vote of not less than 75% of the outstanding shares entitled to vote thereon.
     Dividends. Holders of common stock share ratably in any dividends declared by our board of directors. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.
     Other Rights. In the event of any merger or consolidation of Medwave with or into another company as a result of which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock will be entitled to receive the same kind and amount, on a per share of common stock basis, of such shares of stock and other securities and property, including cash. On liquidation, dissolution or winding up of Medwave, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of shares of our common stock. Except as described below, no shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.
     Classification of Board of Directors. Our Certificate of Incorporation provides for a classified board of directors, consisting of three classes of directors, each serving for a three year term.
Rights Agreement
     On September 29, 2003 the Board of Directors adopted a shareholder rights plan, as set forth in the Shareholder Rights Agreement, dated September 29, 2003, between Medwave and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the “Rights Agreement”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached as an exhibit to Medwave’s Form 8-A filed with the SEC on October 3, 2003.
     Rights Dividend. Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Common Stock Purchase Right (a “Right”) for each outstanding share of our common stock to shareholders of record as of the close of business on September 30, 2003 (the “Record Date”). In addition, one Right automatically attaches to each share of our common stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from Medwave one share of our common stock at a cash exercise price of $50.00 per share (the “Exercise Price”), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.
     Distribution Date. Initially, the Rights are not exercisable and are attached to and trade with all shares of our common stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the common stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by Medwave or certain inadvertent actions by a shareholder (the date of said announcement being referred to as the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of our common stock (the earlier of such dates being herein referred to as the “Distribution Date”).
     Notwithstanding the foregoing, with respect to any person who beneficially owns (for purposes of the Rights Agreement) 15% or more of the outstanding shares of our common stock as of 11:00 a.m. (EST) on September 30, 2003 (such person being referred to in the Rights Agreement as a “Grandfathered Person”), the Distribution Date will not occur unless such Grandfathered Person has acquired beneficial ownership of shares of common stock representing an additional 0.5% of the outstanding shares of our common stock.
     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the common stock certificates issued as of the Record Date and will be transferred with and only with such common stock certificates, (b) new common stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.
     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of our common stock issued prior to the Distribution Date will be issued with Rights.
     Subscription and Merger Rights. In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of shares of our common stock (or, in certain circumstances, including if there are insufficient shares of common stock to permit the exercise in full of the Rights, other securities, cash or property, or any combination of the foregoing) having a market value of two times the exercise price of the Right (such right being referred to as the “Subscription Right”). In the event that, at any time following the Stock Acquisition Date, (i) we consolidate with, or merge with and into, any other person, and Medwave is not the continuing or surviving corporation, (ii) any person consolidates with Medwave, or merges with and into Medwave and Medwave is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of our assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.
     Until a Right is exercised, the holder will have no rights as a shareholder of Medwave (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of common stock, other securities of Medwave, other property of Medwave or for common stock of an acquiring company.
     Exchange Feature. At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of common stock at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of our common stock.
     Adjustments. The Exercise Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, our common stock, (ii) if holders of our common stock are granted certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of our common stock, or (iii) upon the distribution to holders of our common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. We are not obligated to issue fractional shares of common stock. If we elect not to issue fractional shares of common stock, in lieu thereof an adjustment in cash will be made based on the fair market value of our common stock on the last trading date prior to the date of exercise.
     Redemption. The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     Amendment. The Rights Agreement may be amended by the Board of Directors in its sole discretion until the time at which any person becomes an Acquiring Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates). In addition, the Board of Directors may at any time prior to the time at which any person becomes an Acquiring Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of our outstanding common stock then owned by any person and (ii) 10%.
     Expiration Date. The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 30, 2013 (the “Expiration Date”), unless previously redeemed or exchanged by us.

REGISTRATION RIGHTS
     The following is a summary of material terms and provisions of the securities purchase agreement which we entered into with the selling stockholders. It may not contain all the information that is important to you. You can access complete information by referring to the securities purchase agreement.
     Under the securities purchase agreement, we are obligated to file a registration statement covering the sale by the selling stockholders of the common stock that they purchased from us. Under the securities purchase agreement, we must use our best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and, subject to certain contingencies, to keep the registration statement continuously effective until the earlier of:
•	all of the selling stockholders’ shares common stock covered under this prospectus have been sold; or

•	the date on which the selling stockholder may sell the shares of common stock covered by this prospectus without restriction pursuant to Rule 144(k) of the Securities Act, or any successor rule.
     On March 24, 2005, the SEC declared effective a registration statement on Form S-3 for the shares covered by this prospectus. Subsequently, we became ineligible to register shares on Form S-3. We are filing this registration statement on Form S-1 as a post-effective amendment to the registration statement that the SEC declared effective on March 24, 2005.
     The securities purchase agreement requires that we bear all expenses of registering the common stock with the exception of the selling stockholders’ proportionate share of any underwriting commissions or discounts which may be payable to any underwriter, and any transfer taxes.
     In addition, subject to the limitations contained in the securities purchase agreement, we also agreed to indemnify each selling stockholder against all losses, claims, damages or liabilities arising under the securities laws in connection with the registration statement or this prospectus or that arise out of or are based upon a violation by Medwave of the securities purchase agreement. In addition, subject to the limitations contained in the securities purchase agreement, each of the selling stockholders agreed, severally and not jointly, to indemnify us and our directors, officers and any person who controls our company, or any of such other selling stockholders and certain related persons against all losses, claims, damages or liabilities arising under the securities laws that arise out of or are based upon any violation by such selling shareholder of the securities purchase agreement, to the extent that such violation occurs in reliance upon and in conformity with written information furnished to us by the selling stockholders for use in the registration statement or this prospectus or any amendment to the registration statement or any prospectus supplements.

USE OF PROCEEDS
     The selling stockholders will receive all of the net proceeds from sales of shares of our common stock offered by this prospectus. We will not receive any of the proceeds upon the resale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS
     The following table sets forth the number of shares of common stock beneficially owned by each of the selling stockholders as of February 10, 2005, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that each of the selling stockholders will beneficially own upon completion of this offering if such percentage exceeds one percent. This table assumes that the selling stockholders will offer for sale all of the shares of common stock covered by this prospectus.
     On February 10, 2005, we issued to the selling stockholders an aggregate of 1,300,000 shares of our common stock at a price of $4.00 per share for aggregate initial gross proceeds of $5.2 million.
     The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their pledges, donees, transferees or other successors in interest. The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of February 10, 2005 and, except as described in the footnotes below, are accurate to the best of our knowledge. It is possible, however, that the selling stockholders have since February 10, 2005 or may in the future acquire or dispose of additional shares of common stock from time to time. To our knowledge, none of the selling stockholders has had within the past three years any material relationship with us.

	Shares of Common
Name of Beneficial	Stock Beneficially	Shares of Common	Shares of Common
Owners of Shares of	Owned Prior to	Stock Offered	Stock Owned After	Percentage Owned
Common Stock	Offering (1)	Hereby	the Offering	After Offering (2)
Smithfield Fiduciary LLC	750,000	750,000	0	*
Iroquois Capital LP	87,500	87,500	0	*
Heartland Value Fund	1,050,000	150,000	900,000	7.8%
Wagoneer Private Opportunities Fund, L.P.	125,000	125,000	0	*
Capital Ventures International	125,000	125,000	0	*
DKR Soundshore Oasis Hold Fund Ltd.	62,500	62,500	0	*

(*)	Less than 1.0%

(1)	Information as to the number of shares beneficially owned by each stockholder is only current as of February 10, 2005. This information remains, to the best of our knowledge, accurate. However, we have not undertaken inquiries to update this information, other than to review the Joint Schedule 13F that Heartland Value Fund filed with the SEC on September 30, 2005 which stated that Heartland Value Fund continued to beneficially own 1,050,000 shares of our common stock.

(2)	Based on 11,475,416 outstanding shares of our common stock as of January 18, 2006.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock on behalf of the selling stockholders. Sales of shares may be made by the selling stockholders, including their pledgees, donees, transferees or other successors-in-interests, directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq SmallCap Market, any exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:
•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.
     The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.
     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short positions or other derivative transactions relating to the shares of our common stock or of securities convertible into or exchangeable for the shares of our common stock in the course of hedging positions they assume with the selling stockholders and may deliver such securities to close out their short positions or otherwise settle short sales or other transactions. The selling stockholders may also loan or pledge shares to broker-dealers or other third-parties. In connection with those transactions, the broker-dealers or other third-parties may sell such loaned or pledged shares. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).
     The selling stockholders may be, and any broker-dealers that act in connection with the sale of shares are, deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders and the selling stockholders have agreed to indemnify us against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.
     The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed each selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to his, her or its sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such sale meets the criteria and conforms to the requirements of Rule 144.
     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other reasonable costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, all national securities exchange or automated quotation system application and filing fees, blue sky registration and filing fees, and fees and expenses of our counsel and our accountants.
     Wells Fargo Shareholder Services serves as transfer agent and registrar for our common stock.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the Securities and Exchange Commission’s public reference room at the following location:
Public Reference Room
100 F. Street, N.E.
Washington, D.C. 20549
     You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the Public Reference Room. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission’s web site at www.sec.gov.
     We will also provide a copy of any and all of these documents (not including exhibits to those documents) to any person, without charge, upon written or oral request to the following address and telephone number: Medwave, Inc., 435 Newbury Street, Suite 206, Danvers, Massachusetts 01923. Telephone requests should be directed to the Chief Executive Officer at (978) 732-8999.
     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act and the rules and regulations promulgated thereunder. This prospectus is a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the content of any contract, agreement or other documents referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this prospectus in light of that exhibit. The registration statement and its exhibits are available for inspection as set forth above.
     This prospects does not constitute an offer to sell or a solicitation of an offer to purchase the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or a solicitation of an offer. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or in the affairs of the Company since the date of the prospectus.

LEGAL MATTERS
     The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Goodwin Procter LLP.
EXPERTS
     Our balance sheets as of September 30, 2005 and 2004 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2005 and 2004, for the period from May 1, 2003 to September 30, 2003, and for the year ended April 30, 2003 have been audited by Carlin, Charron & Rosen, LLP, an independent registered public accounting firm, as set forth in their report thereon, and are included herein in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

Medwave, Inc.
Financial Statements
As of September 30, 2005 and 2004, and for the Years Ended September 30, 2005 and 2004, the
Five Months Ended September 30, 2003 and the Year Ended April 30, 2003

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Medwave, Inc.
Danvers, Massachusetts
We have audited the accompanying balance sheets of Medwave, Inc. as of September 30, 2005 and 2004 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2005 and 2004, for the period from May 1, 2003 to September 30, 2003, and for the year ended April 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medwave, Inc. at September 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004, for the period from May 1, 2003 to September 30, 2003 and for the year ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.
/s/ Carlin, Charron & Rosen, LLP
Westborough, Massachusetts
December 12, 2005

Medwave, Inc.
Balance Sheets

	September 30,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$5,424,078	$4,793,326
Accounts receivable, net of allowance for doubtful accounts of $26,317 and $30,000 for 2005 and 2004, respectively	315,081	176,503
Inventories, net	443,788	393,039
Prepaid expenses	81,659	62,351

Total current assets	6,264,606	5,425,219

Property and equipment:
Research and development equipment	33,344	31,535
Office equipment	155,910	114,174
Manufacturing and engineering equipment	529,912	285,937
Sales and marketing equipment	71,540	113,482
Leasehold improvements	71,109	41,913
Demonstration equipment	25,418	6,257

	887,233	593,298
Accumulated depreciation	(431,942)	(434,798)

Property and equipment, net	455,291	158,500

Patents	—	1,917

Total assets	$6,719,897	$5,585,636

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and other accrued expenses	$593,006	$342,879
Accrued payroll and other related expenses	103,973	113,851
Deferred revenue	77,826	60,197

Total current liabilities	774,805	516,927

Commitments (Note 4)

Stockholders’ equity:
Common stock, .01 par value:
Authorized shares—50,000,000 Issued and outstanding shares - September 30, 2005 - 11,475,416 September 30, 2004 -10,058,916	114,754	100,589
Additional paid in capital	34,360,596	29,350,188
Accumulated deficit	(28,530,258)	(24,382,068)

Total stockholders’ equity	5,945,092	5,068,709

Total liabilities and stockholders’ equity	$6,719,897	$5,585,636

See accompanying notes to financial statements.

Medwave, Inc.
Statements of Operations

			5 Months
	Year Ended		Ending	Year Ended
	September 30,		September 30,	April 30,
	2005	2004	2003	2003

Revenue:
Net Sales	$1,172,246	$863,851	$436,692	$1,148,745

Operating expenses:
Cost of sales and production	823,635	599,054	251,479	683,812
Research and development	1,170,251	505,107	156,798	520,716
Sales and marketing	2,176,804	1,688,252	586,107	1,400,356
General and administrative	1,283,029	906,867	429,049	704,308

Total operating expenses	5,453,719	3,699,280	1,423,433	3,309,192

Operating loss	(4,281,473)	(2,835,429)	(986,741)	(2,160,447)

Other income:
Interest income	133,283	29,667	5,877	26,245

Loss on disposal of equipment		(25,302)	—	—

Net loss	$(4,148,190)	$(2,831,064)	$(980,864)	$(2,134,202)

Net loss per share — basic and diluted	$(0.38)	$(0.29)	$(0.11)	$(0.28)

Weighted average number of common and common equivalent shares outstanding
— basic and diluted	10,938,624	9,622,191	8,662,926	7,622,971

See accompanying notes to financial statements.

Medwave, Inc.
Statement of Changes in Stockholders’ Equity

	Common Stock
	.01 Par Value		Additional	Accumulated
	Shares	Amount	Paid in Capital	Deficit	Total

Balance at April 30, 2002	7,250,916	$72,509	$21,679,596	$(18,435,938)	$3,316,167
Private Placement of Common Stock, in January 2003 at $1.25 per share, net of expenses	1,400,000	14,000	1,683,009	—	1,697,009
Net Loss	—	—	—	(2,134,202)	(2,134,202)

Balance at April 30, 2003	8,650,916	86,509	23,362,605	(20,570,140)	2,878,974
Exercise of Stock Options	93,750	938	78,099	—	79,037
Net Loss	—	—	—	(980,864)	(980,864)

Balance at September 30, 2003	8,744,666	87,447	23,440,704	(21,551,004)	1,977,147
Exercise of Stock Options	194,250	1,942	377,841	—	379,783
Exercise of Stock Warrants	10,000	100	42,400	—	42,500
Private Placement of Common Stock, in January, 2004 at $5.00 per share, net of expenses	1,110,000	11,100	5,489,243	—	5,500,343
Net Loss	—	—	—	(2,831,064)	(2,831,064)

Balance at September 30, 2004	10,058,916	100,589	29,350,188	(24,382,068)	5,068,709
Exercise of Stock Options	116,500	1,165	253,670	—	254,835

Private Placement of Common Stock, in February, 2005 at $4.00 per share, net of expenses	1,300,000	13,000	4,756,738	—	4,769,738
Net Loss	—	—	—	(4,148,190)	(4,148,190)

Balance at September 30, 2005	11,475,416	$114,754	$34,360,596	$(28,530,258)	$5,945,092

See accompanying notes to financial statements.

Medwave, Inc.
Statements of Cash Flows

	Year Ended		5 Months Ended	Year Ended
	September, 30		September 30,	April 30,

	2005	2004	2003	2003

Operating activities
Net loss	$(4,148,190)	$(2,831,064)	$(980,864)	$(2,134,202)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	49,252	36,079	11,392	41,320
Loss on disposal of equipment	—	25,302	—	—
Changes in operating assets and liabilities:
Accounts receivable	(138,578)	56,173	62,115	(11,677)
Inventories	(50,749)	11,267	(134,188)	(17,620)
Prepaid expenses	(19,308)	(8,335)	49,883	39,398
Accounts payable and other accrued expenses	250,127	(37,501)	70,200	57,453
Accrued payroll and related expenses	(9,878)	47,057	(34,509)	20,206
Deferred income	17,629	22,112	(765)	(110,775)

Net cash used in operating activities	(4,049,695)	(2,678,910)	(956,736)	(2,115,897)

Investing activities
Patent expenditures	—	(1,917)	—	—
Purchase of property and equipment	(344,126)	(143,121)	(25,302)	(31,514)

Net cash used in investing activities	(344,126)	(145,038)	(25,302)	(31,514)

Financing activities
Net proceeds from issuance of Common Stock	5,024,573	5,922,626	79,037	1,697,009

Net cash provided by financing activities	5,024,573	5,922,626	79,037	1,697,009

Increase (decrease) in cash and cash equivalents	630,752	3,098,678	(903,001)	(450,402)
Cash and cash equivalents at beginning of period	4,793,326	1,694,648	2,597,649	3,048,051

Cash and cash equivalents at end of period	$5,424,078	$4,793,326	$1,694,648	$2,597,649

See accompanying notes to financial statements.

Medwave, Inc.
Notes to Financial Statements
September 30, 2005
1. Business Activity
Medwave, Inc. (the Company) is engaged exclusively in the development, manufacturing, and marketing of a proprietary, noninvasive system that monitors arterial blood pressure, and in the development of related technology and products. Utilizing the Company’s proprietary technology, the VASOTRAC® system monitors blood pressure continually, providing new readings approximately every 15 heartbeats. In 1997, the Company began development of a hand-held blood pressure measurement device. This hand-held device is based upon the technology used in the Vasotrac System, and was introduced to the market in 2001 as the Vasotrax Handheld Monitor. As we continue to meet customer needs, the Primo TM spot blood pressure monitoring system was developed in 2005 in order to provide an automated handheld device. The Company has also recently developed Legato TM , an OEM module version of the VASOTRAC® monitor. The Company plans on introducing additional products during 2006 in an effort to meet stated customer demands.
The Company has a fiscal year that begins on October 1 and ends on September 30. The Company emerged from the development stage during the year ended April 30, 2003. Subsequent to April 30, 2003, the board of directors approved a plan to change the fiscal year to October 1 through September 30. The reason for making this change is to align the Company’s business cycles with the business cycles of its customers.
In May 2003, the shareholders voted to re-incorporate the Company under the laws of the State of Delaware.
2. Management’s Plans Concerning Cash Flows and Ongoing Operations
The Company continues to experience net losses and has an accumulated deficit of $28,530,258 through September 30, 2005. The Company believes that net proceeds from its private placements completed in January 2003, January 2004, and February 2005 (see Note 6) together with achieving its operating budget for 2006 will be sufficient to fund its operations through at least December 31, 2006. There can be no assurance, however, that the Company’s operations will be sustained or be profitable in the future, or that the Company’s product development and marketing efforts will be successful.
3. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid debt investments with a remaining maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost which approximates market value.
Inventories
Inventories which consist of material, labor and overhead are valued at the lower of cost or market on the first-in, first-out (FIFO) method and consist of the following at September 30 :

	2005	2004

Raw materials	$343,467	$277,726
Finished goods	125,321	140,313
Obsolescence reserve	(25,000)	(25,000)

Total	$443,788	$393,039

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of the assets as follows:

Research and development equipment	3 – 5 years
Office equipment	3 – 7 years
Manufacturing and engineering equipment	18 months to 5 years
Sales, and marketing and demonstration equipment	18 months to 5 years
Leasehold improvements are amortized over the related lease term or estimated useful life of the assets, whichever is shorter.
Depreciation and amortization expense related to property and equipment expense was $46,379 and $36,079 for the years ended September 30, 2005 and 2004, respectively, $11,392 for the five-month period ended September 30, 2003, and $41,320 for the year ended April 30, 2003.
Income Taxes
Income taxes are accounted for under the liability method. Under this method, deferred income taxes are provided for temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using enacted laws and rates that will be in effect when the differences are expected to reverse. A valuation allowance is provided when management believes it is more likely than not that some or all of the deferred tax assets will not be realized.
Revenue Recognition
The Company recognizes revenue upon product shipment, provided that there exists persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability of the related receivable is reasonably assured. Revenue from multi-year contracts is deferred until obligations under those contracts are met throughout the duration of the contract.
Research and Development Costs
Research and development expenses include payroll, employee benefits and other costs associated with product development. This cost also includes expenses incurred from third party design and development. All research and development costs are charged to operations as incurred.
Product Warranty Cost
The Company’s policy is to make provisions in the year of sale for the estimated future repair costs on products covered by warranty. It records an estimate for warranty-related costs based on actual, historical return rates, anticipated return rates, and repair costs at the time of sale. Currently, warranty reserve of $25,840 is included in accounts payable and other accrued expenses.
Net Loss Per Share
Net loss per share is based on the weighted average number of common shares outstanding in each year. Diluted EPS is similar to basic EPS, except that the weighted average of common shares outstanding is increased to include the additional common shares that would have been outstanding if the potential dilutive common shares, consisting of shares of those stock options and warrants for which market price exceeds exercise price, had been issued. Such common equivalent shares are excluded from the calculation of diluted EPS in loss years, as the impact is antidilutive. Therefore, there was no difference between basic and diluted EPS for each period presented.
Stock-Based Compensation
The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

As discussed above, the Company has elected to follow APB No. 25, and related Interpretations in accounting for employee stock options and has adopted the disclosure provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123), relating to the fair value method of accounting for stock options.
Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years:

			Period from
			May 1, 2003 to
	September 30,	September 30,	September 30,	April 30,
	2005	2004	2003	2003

Risk-free interest rates	4.14 - 4.17%	3.83 - 4.73%	3.96%	3.57 - 3.98%
Dividend yield	0%	0%	0%	0%
Volatility factors	20.75 - 40.67%	57%	59.06- 83.19%	160%
Weighted average fair value of Options granted per share	$1.32	$2.77	$0.70	$2.94
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows:

			Period from
			May 1, 2003 to
	September 30,	September 30,	September 30,	April 30,
	2005	2004	2003	2003

Net loss as reported	$(4,148,190)	$(2,831,064)	$(980,864)	$(2,134,202)
Add: Stock-based employee compensation expense included in reported net loss	—	—	—	—

Deduct: Total stock-based employee compensation determined under fair value method for all awards	(674,983)	(616,304)	(331,673)	(470,466)

Pro forma net loss	$(4,823,173)	$(3,447,368)	$(1,312,537)	$(2,604,668)

Basis and diluted loss per share
As reported	$(0.38)	$(0.29)	$(0.11)	$(0.28)
Pro forma	$(0.44)	$(0.36)	$(0.15)	$(0.34)
Impairment of Long-Lived Assets
The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets’ carrying amount.
Advertising
Advertising costs are expensed as incurred. Advertising expense was $149,179 and $68,214 for the years ended September 30, 2005 and 2004, respectively, $54,458 for the five-months ended September 30, 2003, and $105,295 for the year ended April 30, 2003.

Shipping and Handling
The Company classifies shipping and handling costs as costs of goods sold. Shipping costs are defined as the costs to get the finished product from the seller to the buyer. Handling costs are defined as the costs to store, move, and prepare finished goods for shipment. All amounts billed to a customer in a sale transaction are classified as revenues.
Accounts Receivable
Accounts receivable are customer obligations due under normal trade terms. The Company reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectable. The Company includes any reserves for specific accounts receivable balances that are determined to be uncollectable, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes the allowance for doubtful accounts as of September 30, 2005 is adequate. However, actual write-offs may exceed the recorded allowance.
4. Lease Commitments
The Company leases its office, research and development, sales, and production facilities under operating leases that expire April 2007 in Massachusetts and June 2010 in Minnesota. Operating expenses, including maintenance, utilities, real estate taxes, and insurance, are paid by the Company in Minnesota and are included in the Massachusetts lease. Total rent expense under operating leases was $149,179 and $94,253 for the years ended September 30, 2005 and 2004, respectively, $34,402 for the five-months ended September 30, 2003, and $80,160 for the year ended April 30, 2003.
Future minimum rental payments required under leases that have remaining terms in excess of one year as of September 30, 2005 are as follows:

2006	$187,087
2007	157,494
2008	113,706
2009	115,089
2010	87,106

$660,482

5. Income Taxes
At September 30, 2005, the Company had net operating loss carryforwards of approximately $28,200,000 and research and development tax credit carryforwards of approximately $659,000. These carryforwards are available to offset future taxable income expiring at various dates through 2025.
The Company’s ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.
No income taxes were paid for the years ended September 30, 2005 and 2004, the period from May 1, 2003 to September 30, 2003 and for the year ended April 30, 2003.
Components of estimated deferred tax assets are as follows at September 30:

	2005	2004

Net operating loss carryforwards	$10,742,000	$9,163,000
Research and development credit carryforwards	659,000	633,000
Other	(88,000)	(99,000)
Less valuation allowance	(11,313,000)	(9,697,000)

Net deferred tax assets	$—	$—

The Federal and state income tax benefit computed at the statutory rates is offset by the valuation allowance of the deferred tax assets as it is more likely than not that future taxable income will not be sufficient to utilize the deferred tax assets.
6. Stockholders’ Equity
Common stock: On September 29, 2003, the Company’s Board of Directors adopted a Shareholder Rights Plan. In connection with the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one common stock purchase right for each outstanding share of common stock to stockholders of record as of the close of business day on September 30, 2003. Initially, these rights are not exercisable and trade with the shares of the Company’s common stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an “acquiring person” by acquiring 15% or more of the common stock of Medwave, or if a person commences a tender offer that would result in that person owning 15% or more of the common stock of Medwave. Under the Shareholder Rights Plan, a stockholder of Medwave who beneficially owns 15% or more of the Company’s common stock as of September 30, 2005 generally will be deemed an “acquiring person” if such stockholder acquires additional shares of the Company’s common stock. In the event that a person becomes an “acquiring person” or is declared an “adverse person” by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of common stock equivalent to a value of twice the then-current exercise price of the right. If Medwave is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value twice the exercise price of the right.
In January 2003, the Company sold 1,400,000 shares of its common stock in a private placement for $1.25 per share, resulting in net proceeds of $1,697,009.
In January 2004, the Company sold 1,110,000 shares of its common stock in a private placement for $5.00 per share, resulting in net proceeds of $5,500,343.
In February 2005, the Company sold 1,300,000 shares of common stock in a private placement for $4.00 per share, resulting in net proceeds of $4,769,738.
Stock Options and Warrants: The Company has a stock option plan that includes both incentive stock options and non-statutory stock options to be granted to certain eligible employees, non-employee directors, or consultants of the Company. The maximum number of shares of common stock currently reserved for issuance is 2,450,000 shares. A majority of the options granted have ten-year terms and vest annually over a four year term and become fully exercisable at the end of four years of continued employment.
In April 2002 the plan was amended to (a) increase the number of shares reserved for issuance under the Plan by 500,000 shares, (b) provide for discretionary grants of options to non-employee directors, and (c) extend to February 26, 2012, the term during which incentive stock options can be granted under the Plan.
In April 2004 the plan was amended to increase the number of shares reserved for issuance under the Plan by 250,000 shares.

Option activity is summarized as follows:

	Shares		Weighted Average
	Available	Options	Exercise Price
	for Grant	Outstanding	Per Share
Balance at April 30, 2002	770,000	1,109,000	$4.06
Granted	(284,000)	284,000	0.81
Exercised	—	—	—
Canceled	90,000	(90,000)	6.96

Balance at April 30, 2003	576,000	1,303,000	3.22
Granted	(500,500)	500,500	3.15
Exercised	—	(93,750)	0.84
Canceled	32,500	(32,500)	1.46

Balance at September 30, 2003	108,000	1,677,250	3.37
Reserved for issuance	250,000	—	—
Granted	(178,000)	178,000	5.18
Exercised	—	(194,250)	1.96
Canceled	67,500	(67,500)	6.08

Balance at September 30, 2004	247,500	1,593,500	3.36
Granted	(241,000)	241,000	3.95
Exercised	—	(116,500)	2.19
Canceled	165,250	(165,250)	3.13

Balance at September 30, 2005	171,750	1,552,750	3.84

The following table summarizes information about the stock options outstanding at
September 30, 2005:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
Range of	Number	Remaining	Average	Number	Average
Exercise Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.74 - 0.80	222,000	7 years	$.74	166,500	$.74
1.14 - 1.60	178,500	6 years	1.48	126,250	1.50
2.04 - 2.25	153,750	7 years	2.06	75,250	2.07
3.00 - 4.75	656,000	8 years	4.19	243,750	4.27
5.06 - 7.13	275,500	7 years	6.63	254,500	6.72
8.94 - 10.00	67,000	2 years	9.50	52,000	9.66

	1,552,750	6.2 years		918,250

     Options outstanding expire at various dates during the period from 2006 through 2015. The number of options exercisable as of September 30, 2005, September 30, 2004, September 30, 2003 and April 30, 2003, was 918,250 850,750, 741,500 and 731,750 respectively at weighted average exercise prices of $4.05, $4.12, $4.18 and $4.01 per share, respectively.
In connection with the March 2001 round of the private placement, the Company issued warrants to purchase 289,799 shares of common stock at an exercise price of $6.43 per share. The warrants expire in March 2006.
In connection with the June 2001 round of the private placement, the Company issued warrants to purchase 1,334,151 shares of common stock at an exercise price of $4.25 per share. The warrants expire in June 2006. During 2004, 10,000 warrants were exercised.

7. Segment Reporting
The Company’s business activities are aggregated into one reportable segment, given the similarities of economic characteristics between the activities and the common nature of the Company’s products and customers. The total sales outside the United States account for approximately 4%, 20%, and 42% of the Company’s sales in fiscal years ended September 30, 2005, September 30, 2004, and April 30, 2003, and 32% for the period from May 1, 2003 to September 30, 2003, respectively.
8. Concentrations and Significant Customers
Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits
The Company has cash on deposit with a bank, which exceeds federally insured limits by approximately $5,324,000 as of September 30, 2005. The Company has not experienced any losses in such accounts, and management believes they are not exposed to any significant credit risk on cash.
Significant Customers
The Company had two customers with significant net sales for year ended September 30, 2005. There were no customers that accounted for more than 10% of net sales for the year ended September 30, 2004. For the period from May 1, 2003 to September 30, 2003, one customer accounted for approximately 27% of net sales and another customer accounted for approximately 13% of net sales. During the year ended April 30, 2003, one customer accounted for approximately 36% of net sales.
9. Valuation and Qualifying Accounts
The following is a summary of the Company’s valuation and qualifying account activity:

	Balance at		Credit	Balance
	Beginning of	Charged to Costs	Accounts	End of
	Period	and Expenses	Receivable	Period

Allowance for doubtful accounts receivable – Trade for the year ended:
September 30, 2005	$30,000	—	$3,683	$26,317
September 30, 2004	20,000	$10,000	—	30,000
May 1, 2003 to Sept 30, 2003	15,000	5,000	—	20,000
April 30, 2003	18,013	5,519	8,532	15,000
10. Pension Plan
The Company adopted a simplified employee pension plan that is open to participation by all eligible employees. The plan states, among other things, that the Company will match up to the first three percent of the employee’s salary contribution. Pension expense was $23,069 and $11,342 for the year ended September 30, 2005 and 2004, respectively, $2,943 for the five months ended September 30, 2003, and $7,282 for the year ended April 30, 2003.

11. Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
September 30, 2005	Quarter	Quarter	Quarter	Quarter

Net sales	$301,991	$239,449	$202,030	$428,776
Operating loss	(882,065)	(1,056,927)	(1,400,570)	(941,911)
Net loss	(866,600)	(1,026,635)	(1,356,558)	(898,397)
Basic and diluted net loss per share	(.09)	(.10)	(.12)	(.08)

September 30, 2004

Net sales	$224,927	$211,856	$223,611	$203,457
Operating loss	(545,063)	(680,649)	(785,986)	(823,731)
Net loss	(568,365)	(673,401)	(777,832)	(811,466)
Basic and diluted net loss per share	(.06)	(.07)	(.08)	(.08)

     You should rely only on the information contained in this prospectus or contained in a prospectus supplement; neither we nor the selling stockholders have authorized anyone else to provide you with different or additional information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in the prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Prospectus
MEDWAVE, INC
1,300,000 Shares of Common Stock
_________ __, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
     The following expenses will be paid by Medwave in connection with the distribution of the shares registered hereby. We will pay all expenses associated with registering the selling stockholders’ shares and keeping such registration statement effective. The selling stockholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. All of such expenses, except for the SEC Registration Fee, are estimated.:

Registration Fee—Securities and Exchange Commission	$647
Accountants Fees and Expenses	$7,500
Legal Fees and Expenses	$40,000
Printing Expenses	$2,000
Miscellaneous	$4,853
Total	$55,000
Item 14. Indemnification of Directors and Officers.
     In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VIII of Medwave’s Certificate of Incorporation (the “Certificate”) provides that no director shall be personally liable to Medwave or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Medwave or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Medwave shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
     Article V of Medwave’s Bylaws provides for indemnification by Medwave of its directors and officers and in the discretion of the Board of Directors, non-officer employees against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Medwave, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.
     Medwave and the selling stockholders listed herein have agreed to indemnify each other, under certain conditions, against certain liabilities arising under the Securities Act of 1933, as amended, the Exchange Act of 1934, as amended, or other federal or state law.
Item 15. Recent Sales of Unregistered Securities.
     On January 27, 2003, various investment funds and other private investors purchased an aggregate of 1,400,000 unregistered shares of our common stock for an aggregate of approximately $1.75 million. The Heartland Value Fund was the largest single purchaser in this financing, purchasing 800,000 shares. Mr. William D. Corneliuson, who was at the time, and continues to serve as, the Chairman of our Board Directors, purchased 100,000 shares in this financing.
     On January 13, 2004, various investment funds and other private investors purchased an aggregate of 1,110,000 unregistered shares of our common stock for an aggregate of approximately $5.5 million. The Van Wagoner Private Opportunities Fund was the largest single purchaser in this financing, purchasing 500,000 shares. Mr. Corneliuson, who was at the time the Chairman of our Board Directors, also purchased 100,000 shares in this financing.
     On February 10, 2005, the selling shareholders named in this prospectus that is part of this registration statement purchased an aggregate of 1,300,000 unregistered shares of our common stock for an aggregate of approximately $5.2 million and acquired additional investment rights for the option to purchase 575,000 shares of our common stock at a purchase price of $4.00 per share. These additional investment rights expired without being exercised on August 5, 2005.
     All of the above described sales of unregistered shares of common stock and additional investment rights were issued in reliance on the exemption from registration provided by Rule 506 promulgated under the Securities Act. There were no underwriters employed in connection with any of the transactions described above. All net proceeds from these transactions were used to fund the company’s growth and continued market development.

Item 16. Exhibits.

Exhibit
Number	Description

3.1	Amended and Restated Articles of Incorporation. (1)

3.2	Amendment of Articles of Incorporation. (2)

3.3	Amended and Restated Bylaws. (1)

3.4	Amendments to Bylaws. (2)

4.1	Shareholder Rights Plan dated September 29, 2003. (3)

5.1	Opinion of Goodwin Procter LLP (4)

10.1	2004 Amended and Restated Stock Option Plan. * (5)

10.2	Form of Incentive Stock Option Agreements. * (6)

10.3	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors. * (6)

10.4	Letter agreement of employment with Timothy O’Malley dated September 9, 1999 and amendment dated September 16, 1999. * (7)

10.5	Critical Care Concepts Distributor Agreement. (8)

10.6	Agreement of Lease extension dated November 30, 1999 between the Company and AMB Property, L.P. (9)

10.7	Agreement of Lease extension dated March 21, 2002, between the Company and AMB Property, L.P. (10)

10.8	Agreement of Lease dated December 20, 2001 between the Company and Hawthorne North Realty Trust. (10)

10.9	Second Lease Modification and Extension Agreement dated April 12, 2004 between the Company and AMB Property, L.P. (6)

10.10	Commercial Lease dated April 12, 2004 between the Company and Hawthorne North Realty. (6)

10.11	The Agreement and Plan of Merger by and between Medwave, Inc., a Minnesota Corporation and Medwave, Inc., a Delaware Corporation dated as of April 30, 2003. (10)

10.12	Supply Agreement entered into September 14, 2000 by and between the Registrant and Nihon Kohden Corporation. (10)

10.13	Code of Ethics. (6)

10.14	Severance Agreement with Timothy J. O’Malley dated June 4, 2004. * (6)

10.15	Amendment to Commercial Lease dated January 20, 2005 between the Company and Hawthorne North Realty Trust. (11)

10.16	Third Lease Modification and Extension Agreement dated January 26, 2005 between the Company and AMB Property, L.P. (11)

16.1	Letter from BDO Seidman, LLP dated April 12, 2005. (12)

23.1	Consent of Carlin, Charron & Rosen, LLP. (13)

23.2	Consent of Goodwin Procter LLP. (14)

24.1	Power of Attorney. (15)

*	These items identify a management contract or compensatory plan.

(1)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Registration Statement on Form SB-2, Reg. No. 33-96878C

(2)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Registration Statement on Form S-3, Reg. No. 333-103477

(3)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Form 8-A12G filed on October 3, 2003.

(4)	Previously filed.

(5)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Schedule 14A filed on March 9, 2004.

(6)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

(7)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Quarterly Report on Form 10-Q for the quarter ended October 31, 1999.

(8)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2000.

(9)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Annual Report on Form 10-K for the fiscal year ended April 30, 2000.

(10)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003.

(11)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(12)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Current Report on Form 8-K/A, File Number 000-28010, as filed on April 13, 2005.

(13)	Filed herewith.

(14)	Previously filed (included in Exhibit 5.1).

(15)	Incorporated by reference to the Registration Statement on Form S-3 filed on March 4, 2005 (File No. 333-123418)
Item 17. Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Danvers, Commonwealth of Massachusetts, on January 18, 2006.

MEDWAVE, INC

By	/s/ Timothy J. O’Malley
Timothy J. O’Malley President and Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Timothy J. O’Malley	Chief Executive Officer, President and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	January 18, 2006

Timothy J. O’Malley

*	Chairman	January 18, 2006

William D. Corneliuson

*	Director	January 18, 2006

Solomon Aronson

*	Director	January 18, 2006

Frank A. Katarow

*	Director	January 18, 2006

John L. Miclot

*By:	/s/ Timothy J. O’Malley Timothy J. O’Malley Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Amended and Restated Articles of Incorporation. (1)

3.2	Amendment of Articles of Incorporation. (2)

3.3	Amended and Restated Bylaws. (1)

3.4	Amendments to Bylaws. (2)

4.1	Shareholder Rights Plan dated September 29, 2003. (3)

5.1	Opinion of Goodwin Procter LLP (4)

10.1	2004 Amended and Restated Stock Option Plan. * (5)

10.2	Form of Incentive Stock Option Agreements. * (6)

10.3	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors. * (6)

10.4	Letter agreement of employment with Timothy O’Malley dated September 9, 1999 and amendment dated September 16, 1999. * (7)

10.5	Critical Care Concepts Distributor Agreement. (8)

10.6	Agreement of Lease extension dated November 30, 1999 between the Company and AMB Property, L.P. (9)

10.7	Agreement of Lease extension dated March 21, 2002, between the Company and AMB Property, L.P. (10)

10.8	Agreement of Lease dated December 20, 2001 between the Company and Hawthorne North Realty Trust. (10)

10.9	Second Lease Modification and Extension Agreement dated April 12, 2004 between the Company and AMB Property, L.P. (6)

10.10	Commercial Lease dated April 12, 2004 between the Company and Hawthorne North Realty. (6)

10.11	The Agreement and Plan of Merger by and between Medwave, Inc., a Minnesota Corporation and Medwave, Inc., a Delaware Corporation dated as of April 30, 2003. (10)

10.12	Supply Agreement entered into September 14, 2000 by and between the Registrant and Nihon Kohden Corporation. (10)

10.13	Code of Ethics. (6)

10.14	Severance Agreement with Timothy J. O’Malley dated June 4, 2004. * (6)

10.15	Amendment to Commercial Lease dated January 20, 2005 between the Company and Hawthorne North Realty Trust. (11)

10.16	Third Lease Modification and Extension Agreement dated January 26, 2005 between the Company and AMB Property, L.P. (11)

16.1	Letter from BDO Seidman, LLP dated April 12, 2005. (12)

23.1	Consent of Carlin, Charron & Rosen, LLP. (13)

23.2	Consent of Goodwin Procter LLP. (14)

24.1	Power of Attorney. (15)

*	These items identify a management contract or compensatory plan.

(1)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Registration Statement on Form SB-2, Reg. No. 33-96878C

(2)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Registration Statement on Form S-3, Reg. No. 333-103477

(3)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Form 8-A12G filed on October 3, 2003.

(4)	Previously filed.

(5)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Schedule 14A filed on March 9, 2004.

(6)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

(7)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Quarterly Report on Form 10-Q for the quarter ended October 31, 1999.

(8)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2000.

(9)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Annual Report on Form 10-K for the fiscal year ended April 30, 2000.

(10)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003.

(11)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(12)	Incorporated by reference to the relevant exhibit to Medwave, Inc.’s Current Report on Form 8-K/A, File Number 000-28010, as filed on April 13, 2005.

(13)	Filed herewith.

(14)	Previously filed (included in Exhibit 5.1).

(15)	Incorporated by reference to the Registration Statement on Form S-3 filed on March 4, 2005 (File No. 333-123418)